   As filed with the Securities and Exchange Commission on February 5, 2001
                                                     Registration Nos. 333-_____
                                                                    and 811-8964

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                   FORM N-4

                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   /X/

                              Pre-Effective Amendment No. _____

                              Post-Effective Amendment No. _____
                                      and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 12                          /X/
                                              --

                          IL ANNUITY AND INSURANCE CO.
                          ----------------------------
                               SEPARATE ACCOUNT 1
                               ------------------
                           (Exact Name of Registrant)

                        IL ANNUITY AND INSURANCE COMPANY
                        ---------------------------------
                              (Name of Depositor)

              2960 NORTH MERIDIAN STREET, INDIANAPOLIS, INDIANA 46208
              -------------------------------------------------------
                (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number, including Area Code:
                                (317) 927-6500

Name and Address of Agent for Service:          Copy to:

Janis B. Funk, Esq., Vice President Law         Stephen E. Roth, Esq.
Indianapolis Life Insurance Company             Sutherland, Asbill & Brennan LLP
2960 North Meridian Street                      1275 Pennsylvania Avenue, N.W.
Indianapolis, Indiana 46208                     Washington, D.C. 20004-2415


                 Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                     Title of securities being registered:
   Interests in a separate account under flexible premium deferred variable annuity contracts and the guarantee of IL Annuity and Insurance Company relating thereto.


                             -------------------



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

                         PROSPECTUS: dated ___ __, 2001
                      VISIONARY STAR-Registered Trademark-

Flexible Premium Deferred Variable Annuity issued by IL Annuity and Insurance Company through the IL Annuity and Insurance Co. Separate Account 1

This Visionary STAR-Registered Trademark- Annuity Contract ("Contract") provides a basic flexible premium deferred variable annuity. You may add a number of options at the time you purchase this Contract that will allow you to tailor the Contract to meet your goals and objectives. THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACT BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING, AND KEEP IT FOR FUTURE REFERENCE.

The Visionary STAR-Registered Trademark- Contract has 41 funding choices - 1 fixed account (paying a guaranteed minimum fixed rate of interest) and 40 Subaccounts that invest in the following portfolios:

THE ALGER AMERICAN FUND
MidCap Growth
Small Capitalization

DREYFUS INVESTMENT PORTFOLIOS -- SERVICE CLASS SHARES
Founders Discovery
Founders International Equity
Founders Passport

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
("VIP") - SERVICE CLASS 2 SHARES
VIP Dynamic Capital Appreciation
VIP Equity Income
VIP Growth
VIP MidCap Growth
VIP Money Market
VIP Overseas

FIDELITY VARIABLE INSURANCE PRODUCTS II FUND ("VIP II") - SERVICE CLASS 2 SHARES VIP II Asset Manager
VIP II Contrafund-Registered Trademark-
VIP II Index 500
VIP II Investment Grade Bond

FIRST EAGLE SOGEN FUNDS
SoGen Overseas Variable

JP MORGAN SERIES TRUST II
Bond
International Opportunities
Small Company
US Disciplined Equity

NEUBERGER BERMAN
AMT Mid-Cap Growth
AMT Socially Responsive

OCC ACCUMULATION TRUST
OCC Managed
OCC Science & Technology
OCC Small Cap
OCC Target

PIMCO VARIABLE INSURANCE TRUST
High Yield Bond
Real Return Bond
Stocks PLUS Growth and Income

ROYCE CAPITAL FUND
Royce Micro-Cap

SAFECO RESOURCES SERIES TRUST
RST Equity
RST Growth

STRONG VARIABLE INSURANCE FUNDS
Strong International Stock Fund II
Strong Mid-Cap Growth Fund II
Strong Opportunity Fund II

T. ROWE PRICE
International Stock
Limited-Term Bond

VAN ECK WORLDWIDE INSURANCE TRUST
Emerging Markets
Real Estate
Worldwide Hard Assets

Variable annuity contracts involve certain risks, and you may lose some or all of your money.

- The investment performance of the underlying portfolios in which the Subaccounts invest will vary.
-    We do not guarantee how any of the underlying portfolios will perform.
- The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.
- Neither the U.S. Government nor any federal agency insures your investment in the Contract.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

To learn more about the Visionary Star-Registered Trademark- Contract, you may want to refer to the Statement of AdditionaL Information dated May 1, 2001 (known as the "SAI"). For a free copy of the SAI, contact us at:

IL Annuity and Insurance Company
Variable Administrative Office
Address
Address
Indianapolis, IN  XXXXX
Telephone (8XX) xxx-xxxx
Fax (8xx) xxx-xxxx

We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. (It is legally part of this prospectus.) The table of contents for the SAI appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

The Visionary STAR-Registered Trademark- offers you a choice of 3 optional Bonus Credit features. Electing a Bonus Credit feature may be beneficial to you onlyif you own the Contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient, to compensate for the charges associated with the Bonus Credit feature.

The Visionary STAR-Registered Trademark- offers you a unique menu of benefits and features that may be particularly useful to you in meeting your long-term savings and retirement needs. There are, however, costs and charges associated with these optional features. We encourage you to carefully consider the costs and benefits of each feature you select to ensure that these features are consistent with your personal investment goals and needs.

                                TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS.........................................................6

SUMMARY OF BASIC CONTRACT FEES....................................................8

FEES FOR ADDITIONAL FEATURES......................................................9

UNDERLYING PORTFOLIO ANNUAL EXPENSES.............................................13

EXAMPLES.........................................................................15

SYNOPSIS OF THE CONTRACT.........................................................19
      The Visionary STAR-Registered Trademark-Contract...........................19
      Purchase...................................................................19
      Bonus Credit Feature.......................................................20
      Cancellation - The Free-Look Period........................................20
      Transfers..................................................................20
      Enhanced Dollar Cost Averaging Feature.....................................20
      Access to Your Money.......................................................21
      Death Benefit..............................................................21
      Death Expense Benefit Feature..............................................22
      Living Benefit Feature.....................................................22
      Fees and Charges...........................................................22
      Annuity Provisions.........................................................23
      Federal Tax Status.........................................................23
      Inquiries..................................................................24
      Financial Statements.......................................................24
      Condensed Financial Information............................................24

ABOUT IL ANNUITY AND INSURANCE COMPANY AND THE SEPARATE ACCOUNT..................24
      IL Annuity and Insurance Company...........................................24
      IL Annuity and Insurance Co. Separate Account 1............................24
      The Portfolios.............................................................25
      Investment Objectives of the Portfolios....................................25
      Availability of the Funds..................................................28

THE ACCUMULATION PERIOD..........................................................28
      Purchase of the Contract...................................................28
      Premium Payments...........................................................29
      Cancellation - The Free-Look Period........................................29
      Allocation of Premium Payments.............................................30
      Bonus Credit Feature.......................................................30

YOUR CONTRACT VALUE..............................................................33
      General....................................................................33
      Determining Subaccount Values..............................................33
      Accumulation Unit Value....................................................34

TRANSFERS BETWEEN INVESTMENT CHOICES.............................................34
      General....................................................................34
      Telephone and Faxed Transfer Requests......................................34
      Excessive Trading Limits...................................................35
      Transfer Fee...............................................................35

ACCESS TO YOUR MONEY.............................................................35
      Partial Withdrawals........................................................36
      Full Withdrawals...........................................................36
      Full and Partial Withdrawal Restrictions...................................37

CONTRACT OWNER SERVICES..........................................................37
      Automatic Account Balancing Service........................................37
      Dollar Cost Averaging ("DCA")..............................................37
      Enhanced Dollar Cost Averaging ("Enhanced DCA") Program....................37
      Interest Sweep.............................................................38
      Systematic Withdrawal Program..............................................39

CONTRACT LOANS...................................................................39

DEATH BENEFITS...................................................................40
      Death Benefits Before the Annuity Start Date...............................40
      Enhanced Death Benefits....................................................41
      Death Expense Benefit Feature..............................................41
      Distribution Upon the Owner's Death........................................42
      Distribution Upon the Death of the Annuitant...............................42
      Death of Payee After the Annuity Start Date................................43

THE LIVING BENEFIT...............................................................43

FEES AND CHARGES.................................................................45
      Withdrawal Charges.........................................................45
      Charges for the Enhanced Free Withdrawal Feature...........................46
      Charges for Waiver of Withdrawal Charge Feature............................47
      Contract Fee...............................................................48
      Asset-Based Administrative Charge..........................................48
      Mortality and Expense Risk Charge..........................................48
      Transfer Fee...............................................................48
      Loan Processing Fee........................................................48
      Portfolio Fees and Charges.................................................49
      Premium Taxes..............................................................49
      Other Taxes................................................................49

THE PAYOUT PERIOD................................................................49
      The Annuity Start Date.....................................................49
      Annuity Payout Plans.......................................................50
      Determining the Amount of Your Annuity Payment.............................50
      Fixed Annuity Payments.....................................................50
      Variable Annuity Payments..................................................51
      Annuity Unit Value.........................................................51
      Transfers..................................................................51
      Description of Annuity Payout Plans........................................51

THE FIXED ACCOUNT................................................................52
      Fixed Account Value........................................................52
      Fixed Account Transfers....................................................53
      Enhanced Dollar Cost Averaging Feature.....................................53
      Payment Deferral...........................................................53

INVESTMENT PERFORMANCE...........................................................54

IMSA.............................................................................55

FEDERAL TAX MATTERS..............................................................55
      Taxation of Non-Qualified Contracts........................................55
      Taxation of Qualified Contracts............................................56
      Contracts Purchased Through 1035 Exchanges.................................57
      Death Expense Benefit......................................................58
      Other Tax Issues...........................................................58
      Our Income Taxes...........................................................58
      Possible Tax Law Changes...................................................58

OTHER INFORMATION................................................................59
      Voting Rights..............................................................59
      Holidays...................................................................59
      Payments...................................................................59
      Modification...............................................................60
      Distribution of the Contracts..............................................60
      Legal Proceedings..........................................................60
      Reports to Owners..........................................................60
      Financial Statements.......................................................61

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS............................61

CONDENSED FINANCIAL INFORMATION APPENDIX A......................................A-1

                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT - The measurement we use before the Annuity Start Date to calculate the value of each Subaccount at the end of each business day.

ACCUMULATION PERIOD - The period that begins when we issue your Contract and ends on the Annuity Start Date. During the accumulation period, earnings accumulate on a tax-deferred basis.

ANNUITANT - You are the annuitant, unless you state otherwise in your application. The annuitant is the person (or persons) whose life (or lives) we use to determine the dollar amount and duration of the annuity payments that we will pay under the Contract and whose death determines the death benefit. You may choose joint annuitants in some cases. You may not change the annuitant you name in the application unless you transfer ownership of the Contract.

ANNUITY START DATE - The date when we will begin to pay annuity payments to the annuitant.

ANNUITY UNIT - The measurement we use to calculate variable annuity payments.

BASIC CONTRACT - The basic Visionary STAR-Registered Trademark- Contract without any additional features.

BENEFICIARY - The person you name to receive the death benefit during the accumulation period.

BONUS CREDIT FEATURE - Depending upon the Bonus Credit feature you choose, an additional 3%, 4%, or 5% of your Initial Net Premium Payment will be credited to your Contract Value in the same proportions as you have designated for your premium.

BUSINESS DAY - Each day on which the New York Stock Exchange is open for business except for the holidays listed in this prospectus under "Holidays".

COMPANY ("WE," "US," "OUR") - IL Annuity and Insurance Company.

CONTRACT ANNIVERSARY - The same date in each year as the date of issue.

CONTRACT VALUE - The total amount you have accumulated under the Contract. It is equal to the money you have under the Contract in the Subaccounts and the fixed account.

DATE OF ISSUE - The date we issue your Contract. It is shown on the specifications page of the Contract. We measure Contract years and Contract anniversaries from the date of issue.

DEATH BENEFIT - The proceeds payable to the beneficiary on the annuitant's death before the Annuity Start Date if an Enhanced Death Benefit feature is not chosen.

DOLLAR COST AVERAGING ("DCA") - A transfer program that allows you to make regular, level investments over time.

DUE PROOF OF DEATH - Proof of death that we find satisfactory, such as a certified copy of the death record, or a certified copy of a court decree reciting a finding of death.

ELIGIBLE PREMIUM PAYMENT - That portion of your Initial Net Premium Payment that you allocate to a particular Eligible Subaccount. We use it as a benchmark for calculating some of the Living Benefit features under the Contract.

ELIGIBLE SUBACCOUNT - A Subaccount that the Company designates to be guaranteed by the Living Benefit features. Currently all Subaccounts, except the __________ Subaccounts, are so designated.

ENHANCED DEATH BENEFIT - The death benefit paid to the beneficiary on the annuitant's death if 1 of the Enhanced Death Benefit features is chosen.

ENHANCED DOLLAR COST AVERAGING ("ENHANCED DCA") - If you choose 1 of 3 Enhanced Dollar Cost Averaging features, we will credit a rate of interest in excess of the current fixed account rate to the balance of your Initial Net Premium Payment remaining in the Enhanced DCA account for a specified amount of time, depending upon the Enhanced DCA feature you chose.

FIXED ACCOUNT - A choice to which you can direct your money under the Contract. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account.

FREE WITHDRAWAL AMOUNT - The amount that may be withdrawn from the Contract Value without being assessed a Withdrawal Charge.

FUNDS - The open-ended management investment companies listed on the front page of this Prospectus.

This Contract allows you to invest in certain investment portfolios of the Funds.

INITIAL NET PREMIUM PAYMENT - The sum of all net premium payments received pursuant to, and as a result of, a Section 1035 exchange of another contract at the time of application and any net premium payments received with the application for this Contract.

LIVING BENEFIT FEATURE - The Contract permits you to choose 1 of 5 different Living Benefit features that guarantee a minimum value in either each of your Contract's Eligible Subaccount or in your aggregate Eligible Subaccounts at a particular point in time, provided certain conditions are met.

LIVING BENEFIT DATE - A specified point in time on which your Contract's Eligible Subaccount value will be at least equal to the amount specified under the Living Benefit feature you choose, provided certain conditions are met.

NET PREMIUM PAYMENT - A premium payment less any applicable premium taxes.

OWNER OR OWNERS ("YOU" OR "YOUR") - The person(s) having the privileges of ownership stated in the Contract. Joint owners may be permitted.

PAYEE - The person(s) entitled to receive annuity payments. You may name a "Successor Payee" to receive any guaranteed annuity payments after the death of the sole surviving payee.

PAYOUT PERIOD - The period that begins on the Annuity Start Date during which you receive annuity payments based on the money you have accumulated under your Contract.

PAYOUT PLAN - The arrangement you choose under which we pay annuity payments to you after the Annuity Start Date. You may choose whether the dollar amount of the payments you receive will be fixed, or will vary with the investment experience of the Subaccounts in which you are invested at that time.

PORTFOLIO - A separate investment portfolio of a Fund. Each Subaccount invests in a single portfolio.

QUALIFIED CONTRACT - A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under sections 401(a), 403(b), 408, or 408A of the Tax Code.

SEPARATE ACCOUNT - IL Annuity and Insurance Co. Separate Account I, a separate investment account that we established to receive and invest the premium payments we receive under the Contract. Assets in the Separate Account are not part of our general account. The Separate Account is divided into Subaccounts, each of which invests in shares of a single portfolio.

SUBACCOUNT - A division of the Separate Account for which accumulation units and annuity units are separately maintained. Each Subaccount invests exclusively in shares of a single portfolio.

SURRENDER VALUE - The amount you receive if you cancel the Contract after the Free Look Period and before the Annuity Start Date. It is equal to Contract Value, less any Withdrawal Charges due, outstanding loans, the quarterly Contract Fee and premium taxes not previously deducted.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VARIABLE ADMINISTRATIVE OFFICE - The address of our Variable Administrative Office is [TO BE PROVIDED]

WITHDRAWAL CHARGE - A charge that is assessed against your Contract value for partial or full withdrawals taken before the Annuity Start Date that are greater than the free withdrawal amount. The amount of the Withdrawal Charge deducted depends upon the features you choose.

WRITTEN REQUEST - Your signed, written notice or request. We must receive your written request at our Variable Administrative Office and it must be in a form we find satisfactory.

                         SUMMARY OF BASIC CONTRACT FEES

The expenses listed below are charged to all Basic Contracts unless a Contract owner meets an available exception under the Contract.

BASIC CONTRACT - The Basic Contract provides you the opportunity to invest in the Separate Account with its 40 Subaccount choices; and in the fixed account that includes a dollar cost averaging provision, and interest sweep provisions. The Basic Contract also provides automatic account balancing; a basic death benefit; and variable or fixed pay-out plans. These provisions are described more fully in this prospectus and you should review those provisions before investing.

CONTRACT OWNER TRANSACTION EXPENSES

         Sales Charge Deducted from Premium Payments...........................................................None
         Maximum Withdrawal Charge (as a percentage of premium payment).......................................7% (1)
         Transfer Fee.............................................................No fee for the first 12 transfers in a Contract year, then $25
                                                                                    per additional transfer
         Loan Processing Fee....................................................................................$25


ANNUALIZED CONTRACT FEE.............................................................................$30 per year (2)

SEPARATE ACCOUNT ANNUAL EXPENSES (3)
(as a percentage of average daily net assets in each Subaccount)

         Mortality and Expense Risk Charge (4)...............................................................0.80%
         Administrative Charge................................................................................0.20%
                                                                                                              -----
                   TOTAL Separate Account Charges (for Basic Contract)........................................1.00%

     (1) The Basic Contract contains a 7 Year Withdrawal Charge schedule. Each year, the owner of a Basic Contract may withdraw without a Withdrawal Charge up to the greater of: 10% of all premium payments made to the Contract, or any amounts withdrawn to meet minimum distribution requirements under the Tax Code. Withdrawals in excess of this amount will be subject to a Withdrawal Charge.
     (2) We deduct the Contract Fee on a quarterly basis as a $7.50 fee on the last business day of each calendar quarter. We will waive this fee for Qualified Contracts and for Non-Qualified Contracts with cumulative premium payments of $100,000 or more.
     (3) These charges apply only to Subaccount assets. They do not apply to amounts held in the fixed account. They are charged on a daily basis at the annual rate shown above.
     (4) After the Annuity Start Date, the Mortality and Expense Risk Charge is [1.20%].

                          FEES FOR ADDITIONAL FEATURES

You may add various features to the Basic Contract. These features must be elected at the time of the application. For each optional feature you elect, a corresponding charge will be deducted. Charges for these optional features are IN ADDITION to the charges for the Basic Contract (stated above). For a more complete description of each feature, please review the description in this prospectus. These optional features may not be available in all states, and, if available, may vary depending on your state of residence.

ENHANCED DEATH BENEFIT FEATURES

An applicant may choose 1 of 3 Enhanced Death Benefits as a replacement for the Basic Death Benefit that is standard to every Contract, for an additional charge against Separate Account assets. The charge for the Enhanced Death Benefit is deducted during the accumulation period on a daily basis at the annual rate noted below:

         3 YEAR STEP-UP WITH A MAXIMUM BENEFIT AGE OF 75.....................................................X.XX%

         1 YEAR STEP-UP WITH A MAXIMUM BENEFIT AGE OF 75.....................................................X.XX%

         1 MONTH STEP-UP WITH A MAXIMUM BENEFIT AGE OF 75....................................................X.XX%


DEATH EXPENSE BENEFIT FEATURE

An applicant may elect a Death Expense Benefit Feature that pays an additional amount when a death benefit is payable under the Contract, for an additional daily charge against Separate Account assets. The charge for the Death Expense Benefit feature is deducted during the accumulation period on a daily basis at an annual rate noted below.

         DEATH EXPENSE BENEFIT FEATURE........................................................................X.XX%

LIVING BENEFIT FEATURES

An applicant may choose 1 of 5 Living Benefit features, for an additional charge against Separate Account assets. The charge for the Living Benefit feature is deducted during the accumulation period on a daily basis at the annual rate noted below:

         10 YEAR LIVING BENEFIT FEATURE.......................................................................X.XX%

         5 YEAR LIVING BENEFIT FEATURE........................................................................X.XX%

         10 YEAR, 12 MONTH CUMULATIVE LIVING BENEFIT FEATURE..................................................X.XX%

         10 YEAR, 60 MONTH CUMULATIVE LIVING BENEFIT FEATURE..................................................X.XX%

         AGGREGATE LIVING BENEFIT FEATURE.....................................................................X.XX%

ENHANCED DOLLAR COST AVERAGING FEATURES

An applicant can participate in 1 of 3 Enhanced Dollar Cost Averaging features, for an additional charge assessed against Separate Account assets. The charge for the Enhanced Dollar Cost Averaging feature is deducted during the accumulation period on a daily basis at the annual rate noted below.

         6 MONTH ENHANCED DOLLAR COST AVERAGING...............................................................X.XX%

         8 MONTH ENHANCED DOLLAR COST AVERAGING...............................................................X.XX%

         12 MONTH ENHANCED DOLLAR COST AVERAGING..............................................................X.XX%

ENHANCED FREE WITHDRAWAL FEATURES

An applicant can receive 1 of 2 Enhanced Free Withdrawal Features, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below.

         50% CUMULATIVE FREE WITHDRAWAL.......................................................................X.XX%

         EARNINGS FREE WITHDRAWAL.............................................................................X.XX%

WAIVER OF WITHDRAWAL CHARGE FEATURES

         FULL WAIVER OF WITHDRAWAL CHARGES - HOSPITALIZATION, LONG TERM CARE OR TERMINAL ILLNESS

         IL Annuity will waive all Withdrawal Charges if the annuitant or annuitant's spouse meets the conditions for the hospitalization and long term care waiver, or if the annuitant meets the conditions for the terminal illness waiver, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below.

         FULL WAIVER OF WITHDRAWAL CHARGES - HOSPITALIZATION, LONG TERM CARE, OR TERMINAL ILLNESS.............X.XX%

         ADDITIONAL WAIVER OF WITHDRAWAL CHARGES - POST SECONDARY EDUCATION

         An applicant can receive one free withdrawal per year of up to 20% of Contract Value to pay for post secondary education, provided the terms of the waiver are met, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below.

         ADDITIONAL WAIVER OF WITHDRAWAL CHARGES -POST SECONDARY EDUCATION....................................X.XX%

FOUR YEAR WITHDRAWAL CHARGE FEATURE

         An applicant can receive a 4-year Withdrawal Charge schedule, in place of the 7-year Withdrawal Charge schedule that is standard with the Basic Contract, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below.

         FOUR YEAR WITHDRAWAL CHARGE SCHEDULE CHARGE..........................................................X.XX%

BONUS CREDIT FEATURES

We will credit a Bonus Credit to your Initial Net Premium Payment for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below, and for a higher and longer Withdrawal Charge schedule than the Basic Contract. You may choose 1 of 3 Bonus Credit features:

---------------------------------------------------------------------------------------------------------------------
     3.0% BONUS CREDIT

          ADDITIONAL SEPARATE ACCOUNT CHARGE .................................................................X.XX%

          WITHDRAWAL CHARGE:
---------------------------------------------------------------------------------------------------------------
     WITHDRAWAL CHARGE RATES FOR 3.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
---------------------------------------------------------------------------------------------------------------
YEAR      1         2         3         4         5         6         7         8         9         10+
---------------------------------------------------------------------------------------------------------------
CHARGE    8.0%      8.0%      8.0%      8.0%      7.0%      6.0%      3.0%      2.0%      2.0%      0.0%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
     4.0% BONUS CREDIT

          ADDITIONAL SEPARATE ACCOUNT CHARGE..................................................................X.XX%

          WITHDRAWAL CHARGE:
---------------------------------------------------------------------------------------------------------------
     WITHDRAWAL CHARGE RATES FOR 4.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
---------------------------------------------------------------------------------------------------------------
YEAR      1         2         3         4         5
---------------------------------------------------------------------------------------------------------------
CHARGE    8.5%      8.5%      8.5%      8.5%      7.5%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     WITHDRAWAL CHARGE RATES FOR 4.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
---------------------------------------------------------------------------------------------------------------
YEAR                                                        6         7         8         9         10+
---------------------------------------------------------------------------------------------------------------
CHARGE                                                      6.5%      3.5%      2.5%      2.0%      0.0%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
     5.0% BONUS CREDIT

          ADDITIONAL SEPARATE ACCOUNT CHARGE..................................................................X.XX%

          WITHDRAWAL CHARGE:
---------------------------------------------------------------------------------------------------------------
     WITHDRAWAL CHARGE RATES FOR 5.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
---------------------------------------------------------------------------------------------------------------
YEAR      1         2         3         4         5         6         7         8         9         10+
---------------------------------------------------------------------------------------------------------------
CHARGE    9.0%      9.0%      9.0%      9.0%      8.0%      7.0%      4.0%      3.0%      2.0%      0.0%
---------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

IL Annuity will assess the Withdrawal Charge on all partial and full withdrawals of premium payments that you make during the number of years that the Withdrawal Charge is in effect, if the amount of the withdrawal exceeds the free withdrawal amount you have selected (as calculated according to the Basic or Enhanced Free Withdrawal feature), and if a waiver of Withdrawal Charges is not in effect.

                      UNDERLYING PORTFOLIO ANNUAL EXPENSES

(as a percentage of average daily Subaccount assets, AFTER fee waivers and expense reimbursements, based on actual charges and expenses for each Portfolio for the fiscal year ended December 31, 2000, except as noted in footnotes)

-------------------------------------------------- --------------- ------------ ----------------- --------------------
                                                                                                    TOTAL PORTFOLIO
NAME OF PORTFOLIO                                     MANAGEMENT      OTHER      12b-1/SERVICE      ANNUAL EXPENSES
                                                         FEES        EXPENSES          FEES           AFTER WAIVERS
-------------------------------------------------- --------------- ------------ ----------------- --------------------
THE ALGER AMERICAN FUND
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   MidCap Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Small Capitalization
-------------------------------------------------- --------------- ------------ ----------------- --------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS
SHARES)
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Founders Discovery
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Founders International Equity
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Founders Passport
-------------------------------------------------- --------------- ------------ ----------------- --------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Dynamic Capital Appreciation
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Equity Income
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP MidCap Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Money Market
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Overseas
-------------------------------------------------- --------------- ------------ ----------------- --------------------
FIDELITY VIP II FUND (SERVICE CLASS 2 SHARES)
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Asset Manager
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Contrafund-Registered Trademark-
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Index 500
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Investment Grade Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   SoGen Overseas Variable
-------------------------------------------------- --------------- ------------ ----------------- --------------------
JP MORGAN SERIES TRUST II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   International Opportunities
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Small Company
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   US Disciplined Equity
-------------------------------------------------- --------------- ------------ ----------------- --------------------
NEUBERGER BERMAN
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   AMT Mid-Cap Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   AMT Socially Responsible
-------------------------------------------------- --------------- ------------ ----------------- --------------------
OCC ACCUMULATION TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Managed
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Science & Technology
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Small Cap
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Target
-------------------------------------------------- --------------- ------------ ----------------- --------------------
PIMCO VARIABLE INSURANCE TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------

-------------------------------------------------- --------------- ------------ ----------------- --------------------
                                                                                                    TOTAL PORTFOLIO
NAME OF PORTFOLIO                                     MANAGEMENT      OTHER      12b-1/SERVICE      ANNUAL EXPENSES
                                                         FEES        EXPENSES          FEES           AFTER WAIVERS
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   High Yield Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Real Return Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Stocks PLUS Growth and Income
-------------------------------------------------- --------------- ------------ ----------------- --------------------
ROYCE CAPITAL FUND
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Royce Micro-Cap
-------------------------------------------------- --------------- ------------ ----------------- --------------------
SAFECO RESOURCE SERIES TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   RST Equity
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   RST Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Strong International Stock Fund II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Strong Mid Cap Growth Fund II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
STRONG OPPORTUNITY FUND II, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Strong Opportunity Fund II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Limited-Term Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
  International Stock
-------------------------------------------------- --------------- ------------ ----------------- --------------------
VAN ECK WORLDWIDE INSURANCE TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Emerging Markets
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Real Estate
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Worldwide Hard Assets
-------------------------------------------------- --------------- ------------ ----------------- --------------------


The expenses shown above are deducted by the underlying portfolio before it provides IL Annuity with its daily net asset value. IL Annuity then deducts applicable Separate Account charges from the net asset value to calculate the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided the underlying portfolios and is not independently verified by IL Annuity.

Some portfolios are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such portfolios WITHOUT fee waivers and reimbursements:

-------------------------------------------------- --------------- ------------ ----------------- --------------------
                                                                                                    TOTAL PORTFOLIO
                                                     MANAGEMENT       OTHER      12b-1/SERVICE      ANNUAL EXPENSES
NAME OF PORTFOLIO                                       FEES        EXPENSES          FEES          WITHOUT WAIVERS
-------------------------------------------------- --------------- ------------ ----------------- --------------------
THE ALGER AMERICAN FUND
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   MidCap Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Small Capitalization
-------------------------------------------------- --------------- ------------ ----------------- --------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS
SHARES)
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Founders Discovery
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Founders International Equity
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Founders Passport
-------------------------------------------------- --------------- ------------ ----------------- --------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Dynamic Capital Appreciation
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Equity Income
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP MidCap Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Money Market
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP Overseas
-------------------------------------------------- --------------- ------------ ----------------- --------------------
FIDELITY VIP II FUND (SERVICE CLASS 2
SHARES)
-------------------------------------------------- --------------- ------------ ----------------- --------------------

-------------------------------------------------- --------------- ------------ ----------------- --------------------
                                                                                                    TOTAL PORTFOLIO
                                                     MANAGEMENT       OTHER      12b-1/SERVICE      ANNUAL EXPENSES
NAME OF PORTFOLIO                                       FEES        EXPENSES          FEES          WITHOUT WAIVERS
-------------------------------------------------- --------------- ------------ ----------------- --------------------
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Asset Manager
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Contrafund-Registered Trademark-
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Index 500
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   VIP II Investment Grade Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   SoGen Overseas Variable
-------------------------------------------------- --------------- ------------ ----------------- --------------------
JP MORGAN SERIES TRUST II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   International Opportunities
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Small Company
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   US Disciplined Equity
-------------------------------------------------- --------------- ------------ ----------------- --------------------
NEUBERGER BERMAN
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   AMT Mid-Cap Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   AMT Socially Responsible
-------------------------------------------------- --------------- ------------ ----------------- --------------------
OCC ACCUMULATION TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Managed
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Science & Technology
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Small Cap
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   OCC Target
-------------------------------------------------- --------------- ------------ ----------------- --------------------
PIMCO VARIABLE INSURANCE TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   High Yield Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Real Return Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Stocks PLUS Growth and Income
-------------------------------------------------- --------------- ------------ ----------------- --------------------
ROYCE CAPITAL FUND
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Royce Micro-Cap
-------------------------------------------------- --------------- ------------ ----------------- --------------------
SAFECO RESOURCE SERIES TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   RST Equity
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   RST Growth
-------------------------------------------------- --------------- ------------ ----------------- --------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Strong International Stock Fund II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Strong Mid Cap Growth Fund II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
STRONG OPPORTUNITY FUND II, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Strong Opportunity Fund II
-------------------------------------------------- --------------- ------------ ----------------- --------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Limited-Term Bond
-------------------------------------------------- --------------- ------------ ----------------- --------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
-------------------------------------------------- --------------- ------------ ----------------- --------------------
  International Stock
-------------------------------------------------- --------------- ------------ ----------------- --------------------
VAN ECK  WORLDWIDE INSURANCE TRUST
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Emerging Markets
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Real Estate
-------------------------------------------------- --------------- ------------ ----------------- --------------------
   Worldwide Hard Assets
-------------------------------------------------- --------------- ------------ ----------------- --------------------

                                    EXAMPLES

The following charts show what your costs would be under this Contract under certain conditions. The examples are based on the actual charges and expenses for each portfolio for the fiscal year ended December 31, 2000 (shown above in Total Portfolio Annual Expenses After Waivers), and assume that the applicable fee waivers and reimbursements will continue. We cannot guarantee that they will continue.

EXAMPLE 1

Example 1 below shows the dollar amount of expenses that you would pay if you:
     -    invested $1,000 in a Subaccount;
     -    earned a 5% annual return on your investment;
     - fully surrendered your Contract (or elect to begin receiving annuity payments under a period certain option for a specified period of less than 10 years) at the end of the period, with the Basic Contract's Withdrawal Charge [7%/7 years] deducted; and
     - selected the optional features for a maximum Separate Account charges of _______. The examples reflect the Contract Fee of $30 as an annual charge of 0.06%, which we calculated by dividing the total Contract Fees expected to be collected during a year by an assumed average investment of $50,000 in the Contract.

For those Contract Owners who do not select the optional features with the maximum charges, expenses will be reduced.

EXAMPLE 2

Example 2 has the same assumptions as Example 1, except that it assumes you selected NONE of the enhanced features, resulting in total Separate Account charges of 1.00% and a Contract Fee of $30 (which is reflected as an annual charge of 0.06%).

-------------------------------------------------------- ------------------------------ ------------------------------
  ASSUMES YOU SURRENDER OR ANNUITIZE FOR LESS THAN 10              EXAMPLE 1                      EXAMPLE 2
    YEARS AT THE END OF THE APPLICABLE TIME PERIOD
-------------------------------------------------------- --------------- -------------- -------------- ---------------
SUBACCOUNT                                                   1 YEAR         3 YEARS        1 YEAR         3 YEARS
-------------------------------------------------------- --------------- -------------- -------------- ---------------
THE ALGER AMERICAN FUND
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   MidCap Growth
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Small Capitalization
-------------------------------------------------------- --------------- -------------- -------------- ---------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Founders Discovery
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Founders International Equity
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Founders Passport
-------------------------------------------------------- --------------- -------------- -------------- ---------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP Dynamic Capital Appreciation
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP Equity Income
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP Growth
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP MidCap Growth
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP Money Market
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP Overseas
-------------------------------------------------------- --------------- -------------- -------------- ---------------
FIDELITY VIP II FUND (SERVICE CLASS 2 SHARES)
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP II Asset Manager
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP II Contrafund-Registered Trademark-
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP II Index 500
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   VIP II Investment Grade Bond
-------------------------------------------------------- --------------- -------------- -------------- ---------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   SoGen Overseas Variable
-------------------------------------------------------- --------------- -------------- -------------- ---------------
JP MORGAN SERIES TRUST II
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Bond
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   International Opportunities
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Small Company
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   US Disciplined Equity
-------------------------------------------------------- --------------- -------------- -------------- ---------------
NEUBERGER BERMAN
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   AMT Mid-Cap Growth
-------------------------------------------------------- --------------- -------------- -------------- ---------------

-------------------------------------------------------- ------------------------------ ------------------------------
  ASSUMES YOU SURRENDER OR ANNUITIZE FOR LESS THAN 10              EXAMPLE 1                      EXAMPLE 2
    YEARS AT THE END OF THE APPLICABLE TIME PERIOD
-------------------------------------------------------- --------------- -------------- -------------- ---------------
SUBACCOUNT                                                   1 YEAR         3 YEARS        1 YEAR         3 YEARS
-------------------------------------------------------- --------------- -------------- -------------- ---------------
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   AMT Socially Responsible
-------------------------------------------------------- --------------- -------------- -------------- ---------------
OCC ACCUMULATION TRUST
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   OCC Managed
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   OCC Science & Technology
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   OCC Small Cap
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   OCC Target
-------------------------------------------------------- --------------- -------------- -------------- ---------------
PIMCO VARIABLE INSURANCE TRUST
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   High Yield Bond
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Real Return Bond
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Stocks PLUS Growth and Income
-------------------------------------------------------- --------------- -------------- -------------- ---------------
ROYCE CAPITAL FUND
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Royce Micro-Cap
-------------------------------------------------------- --------------- -------------- -------------- ---------------
SAFECO RESOURCE SERIES TRUST
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   RST Equity
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   RST Growth
-------------------------------------------------------- --------------- -------------- -------------- ---------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Strong International Stock Fund II
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Strong Mid Cap Growth Fund II
-------------------------------------------------------- --------------- -------------- -------------- ---------------
STRONG OPPORTUNITY FUND II, INC.
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Strong Opportunity Fund II
-------------------------------------------------------- --------------- -------------- -------------- ---------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Limited-Term Bond
-------------------------------------------------------- --------------- -------------- -------------- ---------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
-------------------------------------------------------- --------------- -------------- -------------- ---------------
  International Stock
-------------------------------------------------------- --------------- -------------- -------------- ---------------
VAN ECK WORLDWIDE INSURANCE TRUST
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Emerging Markets
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Real Estate
-------------------------------------------------------- --------------- -------------- -------------- ---------------
   Worldwide Hard Assets
-------------------------------------------------------- --------------- -------------- -------------- ---------------

EXAMPLE 3

Example 3 has the same assumptions as Example 1, except that you decide not to surrender your Contract (or you elected to begin receiving annuity payments under a life contingency option or under a period certain option for a minimum period of 10 years). Withdrawal Charges are not deducted. Like Example 1, we assume that you selected the optional features for a maximum Separate Account charges of ____% and an annual Contract Fee of 0.06%.

EXAMPLE 4

Example 4 has the same assumptions as Example 3, except that you selected none of the enhanced features, resulting in total Separate Account expenses of 1.00% and an annual Contract Fee of ___%.

     --------------------------------------------------- ------------------------------ ------------------------------
     ASSUMES YOU DO NOT SURRENDER OR YOU ANNUITIZE FOR             EXAMPLE 3                      EXAMPLE 4
        LIFE OR MORE THAN 10 YEARS AT THE END OF THE
                   APPLICABLE TIME PERIOD
     --------------------------------------------------- ------------------------------ ------------------------------
                                                         --------------- -------------- -------------- ---------------
     SUBACCOUNT                                              1 YEAR         3 YEARS        1 YEAR         3 YEARS
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     THE ALGER AMERICAN FUND
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        MidCap Growth
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Small Capitalization
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS
     SHARES)
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Founders Discovery
     --------------------------------------------------- --------------- -------------- -------------- ---------------

     --------------------------------------------------- ------------------------------ ------------------------------
     ASSUMES YOU DO NOT SURRENDER OR YOU ANNUITIZE FOR             EXAMPLE 3                      EXAMPLE 4
        LIFE OR MORE THAN 10 YEARS AT THE END OF THE
                   APPLICABLE TIME PERIOD
     --------------------------------------------------- ------------------------------ ------------------------------
                                                         --------------- -------------- -------------- ---------------
     SUBACCOUNT                                              1 YEAR         3 YEARS        1 YEAR         3 YEARS
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Founders International Equity
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Founders Passport
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP Dynamic Capital Appreciation
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP Equity Income
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP Growth
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP MidCap Growth
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP Money Market
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP Overseas
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     FIDELITY VIP II FUND (SERVICE CLASS 2 SHARES)
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP II Asset Manager
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP II Contrafund-Registered Trademark-
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP II Index 500
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        VIP II Investment Grade Bond
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        SoGen Overseas Variable
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     JP MORGAN SERIES TRUST II
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Bond
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        International Opportunities
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Small Company
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        US Disciplined Equity
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     NEUBERGER BERMAN
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        AMT Mid-Cap Growth
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        AMT Socially Responsible
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     OCC ACCUMULATION TRUST
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        OCC Managed
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        OCC Science & Technology
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        OCC Small Cap
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        OCC Target
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     PIMCO VARIABLE INSURANCE TRUST
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        High Yield Bond
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Real Return Bond
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Stocks PLUS Growth and Income
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     ROYCE CAPITAL FUND
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Royce Micro-Cap
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     SAFECO RESOURCE SERIES TRUST
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        RST Equity
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        RST Growth
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     STRONG VARIABLE INSURANCE FUNDS, INC.
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Strong International Stock Fund II
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Strong Mid Cap Growth Fund II
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     STRONG OPPORTUNITY FUND II, INC.
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Strong Opportunity Fund II
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     T. ROWE PRICE FIXED INCOME SERIES, INC.
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Limited-Term Bond
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     T. ROWE PRICE INTERNATIONAL SERIES, INC.
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        International Stock
     --------------------------------------------------- --------------- -------------- -------------- ---------------
     VAN ECK WORLDWIDE INSURANCE TRUST
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Emerging Markets
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Real Estate
     --------------------------------------------------- --------------- -------------- -------------- ---------------

     --------------------------------------------------- ------------------------------ ------------------------------
     ASSUMES YOU DO NOT SURRENDER OR YOU ANNUITIZE FOR             EXAMPLE 3                      EXAMPLE 4
        LIFE OR MORE THAN 10 YEARS AT THE END OF THE
                   APPLICABLE TIME PERIOD
     --------------------------------------------------- ------------------------------ ------------------------------
                                                         --------------- -------------- -------------- ---------------
     SUBACCOUNT                                              1 YEAR         3 YEARS        1 YEAR         3 YEARS
     --------------------------------------------------- --------------- -------------- -------------- ---------------
        Worldwide Hard Assets
     --------------------------------------------------- --------------- -------------- -------------- ---------------

The examples assume that you made no transfers. Deductions for premium taxes are not reflected but may apply. PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown in the examples. Similarly your rate of return may be more or less than the 5% assumed in the examples.

The Visionary STAR-Registered Trademark- Contract may not be annuitized during the first Contract year.

                            SYNOPSIS OF THE CONTRACT

The Visionary STAR-Registered Trademark- variable annuity Contract provides you with a Basic Contract to which you can add optional features. For each optional feature you choose, a corresponding charge will be deducted. You should read the entire prospectus for a complete explanation of the Contract, the optional features, the fees and charges associated with the Contract and the features, and how the features can be used to tailor the Contract to your financial goals and needs.

THE VISIONARY STAR-Registered Trademark- CONTRACT

An annuity is a Contract between you (the Contract owner) and an insurance company (us) in which you agree to make 1 or more premium payments to us and, in return, we agree to pay you a series of payments at a later date. The Visionary STAR-Registered Trademark- Contract is a special kind of annuity that is:

-    FLEXIBLE PREMIUM - you may add premium payments at any time.
- TAX-DEFERRED - you do not have to pay taxes on earnings until you take money out by full or partial cash withdrawals, or we make annuity payments to you, or we pay the death benefit.
- VARIABLE - its value fluctuates with the performance of the underlying mutual fund portfolios in which you invest. You bear the investment risk on the amounts you invest in those mutual fund portfolios.
- AVAILABLE WITH RETIREMENT PLANS - you may purchase this annuity in connection with retirement plans, including those that qualify for favorable federal tax treatment.

Like all deferred annuities, the Contract provides benefits in 2 distinct phases: the "accumulation" period and the "payout" period. During the accumulation period, you can allocate money to any combination of Subaccounts and the fixed account. Any earnings on your investments accumulate tax-deferred until withdrawn.

The payout period begins once you start receiving regular annuity payments on a fixed, variable, or combination basis from your Contract value. The money you accumulate during the accumulation period, as well as the payout plan you choose, will determine the dollar amount of any annuity payments you receive.

If you are purchasing the Contract through a tax-favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including the annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides tax-sheltered growth.

PURCHASE

You may purchase the Contract with a single payment of $1,000 or more. We will not issue a Contract if you are older than age 85 on the date of issue. There are also age limitations for certain Contract features. You can pay additional premiums of $1,000 or more with some limitations. The total of all your premium payments cannot exceed $500,000 without prior approval from IL Annuity.

Please send your premium payments to the Variable Administrative Office, _______________[address].

BONUS CREDIT FEATURE

IL Annuity offers you a choice of 3 Bonus Credit Features at the time of application. If you chose a Bonus Credit feature, IL Annuity will apply a credit of either 3.0%, 4.0% or 5.0% to the Initial Net Premium Payment on the date of issue for any Initial Net Premium Payment then received and on the date any additional Initial Net Premium Payment is received, if later. In exchange, IL Annuity will charge an additional daily fee against your Separate Account assets during the accumulation period and apply a higher and longer Withdrawal Charge schedule to any withdrawals in excess of the free withdrawal amount. Over time, the amount of the fee may exceed the amount of the Bonus Credit. Once this feature is selected, it may not be revoked. (See "Bonus Credit Feature.")

CANCELLATION - THE FREE-LOOK PERIOD

After you receive your Contract, you have a limited period of time (usually 10 or 20 days) during which you may cancel your Contract and receive a refund. This period of time is referred to as a "free-look" period and is established by state law. If you cancel your Contract during the "free-look" period, your refund will depend on your state of residence and will not include any Bonus Credit we applied. For a complete description of the refund formula, see "Cancellation - The Free Look Period".

Please return your Contract with your notice of cancellation. We will pay the refund within 7 days after we receive the Contract and written request for cancellation at the Variable Administrative Office. The written request and Contract can be faxed to the Variable Administrative office at 1-(8xx)-xxx-xxxx. The Contract will be deemed void once we issue your refund.

If your state requires that we return your premium payments, we will put the portion of your premium payment(s) you allocated to the Subaccounts into the Money Market Subaccount for fifteen calendar days following the date of issue.

TRANSFERS

You have the flexibility to transfer assets among the Subaccounts and the fixed account during the accumulation period. Certain restrictions apply to transfers to and from the fixed account.

You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer from and among the Subaccounts after the 12th transfer during a Contract year that occurs before the Annuity Start Date. Transfers from the fixed account are always free of charge.

Transfers will reduce the value of the Living Benefit guarantee (other than the Aggregate Living Benefit guarantee), and may reduce the value of the Aggregate Living Benefit.

Once you begin to receive annuity payments, you may make one transfer among the Subaccounts each Contract year on the Contract anniversary.

ENHANCED DOLLAR COST AVERAGING FEATURE

If you choose 1 of 3 Enhanced Dollar Cost Averaging ("DCA") features, we will credit a rate of interest in excess of the current fixed account rate to the balance of your Initial Net Premium Payment remaining in the Enhanced DCA Account for a specified period of time. You can choose 1 of the following:

     -    6 Month Enhanced DCA
     -    8 Month Enhanced DCA
     -    12 Month Enhanced DCA

There is an extra charge for this feature that is deducted from your Separate Account assets during the accumulation period. Over time, the amount of the fee may exceed the additional interest we credited.

Amounts you allocate to the Enhanced DCA program will not be included in the 10 Year Living Benefit, the 5 Year Living Benefit and the Aggregate Living Benefit, but will be included in the 10 Year, 12 Month Cumulative Living Benefit and the 10 Year, 60 Month Cumulative Living Benefit.

ACCESS TO YOUR MONEY

During the accumulation period, you may receive a cash withdrawal of all or part of your Contract value by sending a written or fax request to the Variable Administrative Office. The minimum amount you can withdraw is $250. If you fully withdraw all value from the Contract, you will receive the surrender value.

Full and partial withdrawals may be subject to a Withdrawal Charge, if the amount withdrawn exceeds the free withdrawal amount and the withdrawal occurs while Withdrawal Charges apply. The amount of the Withdrawal Charge and the length of time during which Withdrawal Charges apply depend upon the Withdrawal Charge feature, the Bonus Credit feature, the enhanced free withdrawal feature and the waiver of Withdrawal Charge feature you choose at the time of purchase. In any Contract year after the first Contract year, you may withdraw a portion of your Contract value, called the free withdrawal amount, without incurring a Withdrawal Charge.

Withdrawals will reduce the value of any Living Benefit guarantee, and may affect any Enhanced Death Benefit and Death Expense Benefit you select.

You may have to pay federal income taxes on amounts you withdraw, and a federal penalty tax may be assessed on any money you withdraw from the Contract before age 59 1/2. Access to amounts held in Qualified Contracts may be restricted or prohibited.

DEATH BENEFIT

We will pay the death benefit to the beneficiary on the annuitant's death before the Annuity Start Date.

If you elect the Basic Contract and the annuitant dies before age 75, the death benefit will equal the greater of:

     - the sum of premium payments made under the Contract, LESS the sum of partial withdrawals as of the date we determine the death benefit; or
     -    the Contract value as of the date we determine the death benefit.

ENHANCED DEATH BENEFIT. You may elect one of the enhanced death benefit options at the time of application for an additional Separate Account charge, provided the annuitant has not attained the maximum age shown below. If you elect an enhanced death benefit and the annuitant dies before age 75, the enhanced death benefit will be the greater of:

     - the Contract value as of the date we determine the enhanced death benefit; or
     - the highest Contract value on any Death Benefit Anniversary, adjusted for any premium payments received and charges incurred, and reduced pro-rata for any withdrawals taken, between such Death Benefit Anniversary and the date we determine the enhanced death benefit.

We set the value of the enhanced death benefit initially on the first Death Benefit Anniversary and reset it on each succeeding Death Benefit Anniversary if the value is greater. Once reset, this value will never decrease unless you take a partial withdrawal.

------------------------- ------------------------------------------------ -------------------- -----------------
 Enhanced Death Benefit                                                        Additional         Annuitant's
                                                                            Separate Account     Maximum Age at
        Feature                      Death Benefit Anniversary                   Charge             Purchase
------------------------- ------------------------------------------------ -------------------- -----------------
3 Year Step-up            Every third Contract Anniversary beginning on                                72
                          the date of issue
------------------------- ------------------------------------------------ -------------------- -----------------
                          Every Contract Anniversary beginning on the
1 Year Step-up            date of issue                                                                74
------------------------- ------------------------------------------------ -------------------- -----------------

------------------------- ------------------------------------------------ -------------------- -----------------
1 Month Step-up           Same business day in each calendar month as                                  74
                          date of issue, or if no comparable business
                          day, the next business day.
------------------------- ------------------------------------------------ -------------------- -----------------

In determining the enhanced and basic death benefits, we will subtract any outstanding loans and applicable premium taxes not previously deducted. Once an enhanced death benefit feature is selected, it may not be revoked.

A different death benefit calculation applies if the annuitant dies at or after age 75.

DEATH EXPENSE BENEFIT FEATURE

You can elect an optional feature at the time of application that pays an additional amount on top of the Contract's death benefit. There is an extra charge for this feature and once selected, it may not be revoked.
See "Death Expense Benefit Feature."

LIVING BENEFIT FEATURE

The Living Benefit feature allows you to select 1 of 5 distinct guarantees of minimum value. You may select either a guarantee in each Eligible Subaccount, or a guarantee of aggregate Eligible Subaccount value, that is calculated at a specified point in time.

You can select 1 of the following:

     -    10 Year Living Benefit
     -    5 Year Living Benefit
     -    10 Year, 12 Month Cumulative Living Benefit
     -    10 Year, 60 Month Cumulative Living Benefit
     -    Aggregate Living Benefit

If you select a Living Benefit, IL Annuity will deduct an additional charge. The Living Benefit feature may only be selected at the time of application. Once a Living Benefit Feature is selected, it may not be revoked. (See "Living Benefits.")

Transfers from an Eligible Subaccount will reduce the value of all Living Benefits (although the Aggregate Living Benefit will only be reduced if the transfer pulls value out of all Eligible Subaccounts). Withdrawals from an Eligible Subaccount will reduce the value of all Living Benefits.

FEES AND CHARGES

     WITHDRAWAL CHARGE. We will deduct a Withdrawal Charge if you withdraw all or part of your Contract value while Withdrawal Charges are in effect and the amount of withdrawal exceeds the free withdrawal amount. The amount and duration of the Withdrawal Charge schedule depends on the Withdrawal Charge feature, the Bonus Credit feature, if any, the free withdrawal feature, and the waiver of withdrawal charge feature you choose at the time you purchase the Contract.

We do not assess a Withdrawal Charge on the death benefit or on annuity payments under an annuity payout plan with a life contingency or an annuity payout plan with at least 10 years of guaranteed payments.

In any Contract year after the first Contract year, you may withdraw a portion of your Contract value without incurring a Withdrawal Charge Under the Basic Contract, after the first Contract year, you may withdraw up to 10% of your Contract Value as of the beginning of each Contract year without paying a Withdrawal Charge.

     FREE WITHDRAWAL FEATURE. On your application, you can choose 1 of 2 optional free withdrawal features for an additional charge:

-    50% Cumulative Free Withdrawal
-    Earnings Free Withdrawal

Once you select a Free Withdrawal feature, it may not be revoked. Over time the amount of the charge may exceed the amount of Withdrawal Charges avoided.

     WAIVER OF WITHDRAWAL CHARGE FEATURE. We offer additional partial or full waivers of Withdrawal Charges for an extra Separate Account charge that is assessed during the accumulation period. Once you select a Waiver of Withdrawal Charge feature, it may not be revoked. Over time the amount of the charge may exceed the amount of the Withdrawal Charge that could be waived. You can select:

-    Hospitalization, Long Term Care, or Terminal Illness Waiver
-    Post Secondary Education Waiver

     CONTRACT FEE. We deduct a quarterly Contract fee of $7.50 from your Contract value on the last business day of each Contract quarter during the accumulation period and on the date of full withdrawal. Certain exceptions apply.

     TRANSFER FEE. You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer from the Subaccounts after the 12th transfer during a Contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.

     MORTALITY AND EXPENSE RISK CHARGE. We will deduct a daily mortality and expense risk charge from your value in the Subaccounts at an annual rate of 0.80%. We will continue to deduct this charge at the annual rate of 1.20% after you begin to receive annuity payments if you choose to receive variable annuity payments.

     ASSET-BASED ADMINISTRATIVE CHARGE. We will deduct a daily administrative charge from your value in the Subaccounts at an annual rate of 0.20%. We will continue to assess this charge at the annual rate of 0.20% after you begin to receive annuity payments if you choose to receive variable annuity payments.

     PREMIUM TAXES. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them,
(b) from your Contract value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a death benefit.

     PORTFOLIO FEES AND CHARGES. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, these charges ranged from .__% to ____% annually. See the chart of Portfolio Annual Expenses in this prospectus and the prospectuses for the portfolios.

     OPTIONAL FEATURE CHARGES. We deduct an additional fee for each optional feature you select. For a list of those charges, see "Costs of Additional Features" and the description of each feature.

ANNUITY PROVISIONS

     PAYOUT PLANS. The Contract allows you to receive periodic annuity payments beginning on the Annuity Start Date you select. You may choose among several payout plans and receive fixed or variable payments. You may receive annuity payments for a specific period of time or for life, with or without a guaranteed number of payments.

We will use your adjusted Contract value on the Annuity Start Date to calculate the amount of your annuity payments under the payment plan you choose. If you select a variable payout plan, the dollar amount of your payments may go up or down depending on the investment results of the portfolios you invest in at that time.

FEDERAL TAX STATUS

In general, you are not taxed on earnings on your investment in the Contract until you withdraw money from the Contract or receive annuity payments. Earnings are taxed as ordinary income. During the accumulation period, for tax purposes, withdrawals are taken first from earnings and then from your investment in the Contract. If you receive money from the Contract before age
59 1/2, you may have to pay a 10% federal penalty tax on the earnings portion you received. Death benefits are taxable and generally are included in the income of the recipient. For a further discussion of the federal tax status of the Contract, see "Federal Tax Status."

INQUIRIES

If you need additional information, please contact us at:

              Variable Administrative Office
              [Address]
              [phone]
              [fax]

FINANCIAL STATEMENTS

Financial statements for the Separate Account and IL Annuity are located in the SAI. A current SAI may be obtained, without charge, by contacting IL Annuity's Variable Administrative Office at the telephone number listed above.

CONDENSED FINANCIAL INFORMATION

The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying portfolios and the assessment of Separate Account charges. Appendix A contains tables that reflect the accumulation unit value history of each Subaccount of the Separate Account through December 31, 2000, reflecting total Separate Account charges of 1.40%. Please refer to Appendix A for information regarding accumulation units.

         ABOUT IL ANNUITY AND INSURANCE COMPANY AND THE SEPARATE ACCOUNT

IL ANNUITY AND INSURANCE COMPANY

IL Annuity and Insurance Company, formerly known as Sentry Investors Life Insurance Company, was incorporated in the State of Massachusetts on March 9, 1966. The Company is a stock life insurance company that reorganized under the laws of the State of Kansas on December 29, 2000. We changed our name to "IL Annuity and Insurance Company" on January 17, 1995.

On November 1, 1994, we became a wholly-owned subsidiary of the Indianapolis Life Group of Companies, Inc. ("Indianapolis Life Group"), which is a majority-owned subsidiary of Indianapolis Life Insurance Company ("ILICo"). ILICo is a mutual life insurance company chartered under Indiana law in 1905 with assets as of December 31, 2000, which approximated [$_______.]

On February 18, 2000, American Mutual Holding Co. ("AMHC") purchased a 45% ownership interest in Indianapolis Life Group. Indianapolis Life Group used the proceeds of such investment to repurchase in their entirety the ownership interests that American United Life Insurance Company and Legacy Marketing Group had held in Indianapolis Life Group. The purchase referenced above is part of a larger overall transaction that contemplates a combination of AMHC and ILICo. That transaction, which includes demutualization by ILICo, is subject to various governmental and other approvals.

IL ANNUITY AND INSURANCE CO. SEPARATE ACCOUNT 1

We established IL Annuity and Insurance Co. Separate Account 1 as a Separate Account under Massachusetts insurance law on November 1, 1994. The Separate Account will receive and invest net premium payments made under the Contracts and under other variable annuity Contracts we may issue in the future. We established the Separate Account to support the operations of the variable annuity Contracts that we currently offer or may offer in the future.

Although the assets in the Separate Account are our property, the portion of the assets in the Separate Account equal to the reserves and other Contract liabilities of the Separate Account are not chargeable with the liabilities arising out of any other business that we may conduct and that has no specific relation to or dependence upon the Separate Account. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account's assets exceed its liabilities arising under the Contracts and any other Contracts supported by the Separate Account. We have the right to transfer to the general account any assets of the Separate Account that are in excess of reserves and other Contract liabilities. All obligations arising under the Contracts are our general corporate obligations. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of any other Separate Account or of the Company.

The Separate Account is divided into 40 Subaccounts. Additional Subaccounts may be available in the future. Each Subaccount invests exclusively in shares of a single corresponding portfolio. The income, gains and losses, whether or not realized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account, the funds, or of us by the SEC. The Separate Account is also subject to the laws of the State of Kansas that regulate the operations of insurance companies domiciled in Kansas.

THE PORTFOLIOS

Each Subaccount of the Separate Account invests exclusively in the shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each fund currently available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company.

The assets of each portfolio are separate from the assets of that fund's other portfolios, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of 1 portfolio has no effect on the investment performance of any other portfolio. Each of the funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of portfolio investments. These investments must be consistent with the objective, policies, and restrictions of that portfolio.

Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Contract. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Contract.

An investment in a Subaccount, including the Money Market Subaccount, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Subaccount will be able to maintain a stable net asset value per share.

We cannot guarantee that each portfolio will always be available for this Contract. (See the SAI.)

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objective of each portfolio is summarized below. NO ONE CAN PROMISE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. You bear the risk that these portfolios may not perform as you anticipated. You can find more detailed information, including a description of risks, fees, and expenses of each portfolio in the portfolio prospectuses that accompany this prospectus.

CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. YOU SHOULD CAREFULLY READ THE PROSPECTUS FOR EACH PORTFOLIO BEFORE YOU INVEST AND CONSIDER WHICH PORTFOLIOS MEET YOUR FINANCIAL GOALS AND OBJECTIVES.

------------------------------------- -------------------------------------------------------------------------
PORTFOLIO                                           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
------------------------------------- -------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH          Seeks long-term capital appreciation.  The investment adviser Fred
PORTFOLIO                             Alger Management, Inc.
------------------------------------- -------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION   Seeks long-term capital appreciation.  The investment adviser Fred
PORTFOLIO                             Alger Management, Inc.
------------------------------------- -------------------------------------------------------------------------
DREYFUS FOUNDERS DISCOVERY PORTFOLIO  Seeks capital appreciation.  Founders Asset Management LLIC manages the
                                      Dreyfus Founders Fund using a "growth style" of investing.
------------------------------------- -------------------------------------------------------------------------
DREYFUS FOUNDERS INTERNATIONAL        Seeks long-term growth of capital. Founders Asset Management LLIC
EQUITY PORTFOLIO                      manages the Dreyfus Founders Fund using a "growth style" of investing.
------------------------------------- -------------------------------------------------------------------------
DREYFUS FOUNDERS PASSPORT PORTFOLIO   Seeks capital appreciation.  Founders Asset Management LLIC manages the
                                      Dreyfus Founders Fund using a "growth style" of investing.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP DYNAMIC CAPITAL          Seeks capital appreciation.  Fidelity Management & Research Company is
APPRECIATION                          the manager.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP EQUITY INCOME PORTFOLIO  Seeks reasonable income.  Fidelity Management & Research Company is the manager.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP GROWTH PORTFOLIO         Seeks to achieve capital.  Fidelity Management & Research Company is the manager.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP MIDCAP GROWTH PORTFOLIO  Seeks long-term growth of capital.  Fidelity Management & Research
                                      Company is the manager.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP MONEY MARKET PORTFOLIO   Seeks to earn a high level of current income as is consistent with the preservation of capital and liquidity. Fidelity Management & Research
                                      Company is the manager and has entered in a sub-advisory agreement with
                                      Fidelity Investments Money Management, Inc.("FIMM"), under which FIMM chooses certain types of investments for the portfolio.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO       Seeks long-term growth of capital.  Fidelity Management & Research
                                      Company is the manager.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP II ASSET MANAGER         Seeks to obtain a high total return with reduced risk over the
PORTFOLIO                             long-term.  Fidelity Management & Research Company ("FMR") is the manager and has entered in a sub-advisory agreement with Fidelity
                                      Investments Money Management, Inc. ("FIMM"), under which FIMM has primary responsibility for choosing investments for the funds.  FMR has also entered into a sub-advisory agreement with Fidelity Investment
                                      Management and Research (U.K.) Inc. and Fidelity Management and
                                      Research (Far East) Inc., under which the sub-advisers may provide investment research and advice on issuers based the United States and may also provide investment advisory services to the funds.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP II CONTRAFUND PORTFOLIO  Seeks long-term capital appreciation.  Fidelity Management & Research
                                      Company ("FMR") is the manager.  FMR has entered into a sub-advisory agreement with Fidelity Investment Management and Research (U.K.) Inc.
                                      and Fidelity Management and Research (Far East) Inc., under which the sub-advisers may provide investment research and advice on issuers based outside the United States and may also provide investment advisory services to the funds.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP II INDEX 500 PORTFOLIO   Seeks to match the total return of the S&P 500.  Fidelity Management &
                                      Research Company is the manager.
------------------------------------- -------------------------------------------------------------------------
FIDELITY VIP II INVESTMENT GRADE      Seeks as high a level of current income as is consistent with the
BOND PORTFOLIO                        preservation of capital.  Fidelity Management & Research Company is the manager.
------------------------------------- -------------------------------------------------------------------------

------------------------------------- -------------------------------------------------------------------------
PORTFOLIO                                           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
------------------------------------- -------------------------------------------------------------------------
FIRST EAGLE SOGEN OVERSEAS VARIABLE   Seeks long-term growth of capital by investing primarily in securities
PORTFOLIO                             of small and medium size non-U.S. companies.  Arnhold and
                                      S. Bleichroeder Advisers, Inc. serve as the Portfolio's investment adviser.
------------------------------------- -------------------------------------------------------------------------
JP MORGAN BOND PORTFOLIO              Seeks to provide high total return consistent with moderate risk of capital and maintenance of liquidity. The Trustees of the J.P. Morgan
                                      Series Trust II, a Delaware business trust, are responsible for overseeing all business activities.
------------------------------------- -------------------------------------------------------------------------
JP MORGAN INTERNATIONAL               Seeks to provide high total return from a portfolio of foreign
OPPORTUNITIES PORTFOLIO               companies in developed and, to a lesser extent, emerging markets.  The
                                      Trustees of the J.P. Morgan Series Trust II, a Delaware business trust, are responsible for overseeing all activities.
------------------------------------- -------------------------------------------------------------------------
JP MORGAN SMALL COMPANY PORTFOLIO     Seeks to provide high total return from a portfolio of small-company stocks.  The Trustees of the J.P. Morgan Series Trust II, a Delaware
                                      business trust, are responsible for overseeing business activities.
------------------------------------- -------------------------------------------------------------------------
JP MORGAN U.S. DISCIPLINED EQUITY     Seeks to provide high total return consistent with moderate risk of
PORTFOLIO                             capital and maintenance of liquidity.  The Trustees of the J.P. Morgan
                                      Series Trust II, a Delaware business trust, are responsible for overseeing all business activities.
------------------------------------- -------------------------------------------------------------------------
NEUBERGER BERMAN AMT MID-CAP GROWTH   Seeks growth of capital.  Neuberger Berman Management, Inc. is the
PORTFOLIO                             investment manager.
------------------------------------- -------------------------------------------------------------------------
NEUBERGER BERMAN AMT SOCIALLY         Seeks long-term growth of capital by investing primarily in securities
RESPONSIVE PORTFOLIO                  of companies that meet the portfolio's financial criteria and social policy.  Neuberger Berman Management, Inc. is the investment manager.
------------------------------------- -------------------------------------------------------------------------
OCC MANAGED PORTFOLIO                 Seeks growth of capital over time.  The OCC Trust receives investment advice with respect to its portfolios from OpCap Advisors.
------------------------------------- -------------------------------------------------------------------------
OCC SCIENCE & TECHNOLOGY PORTFOLIO    Invests primarily in equity securities of companies that use innovative technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service those technologies. The OCC
                                      Trust receives investment advice with respect to its portfolios from OpCap
                                      Advisors. PIMCO Equity Advisors acts as a sub-adviser for this portfolio.
------------------------------------- -------------------------------------------------------------------------
OCC SMALL CAP PORTFOLIO               Seeks capital appreciation.  The OCC Trust receives investment advice with respect to its portfolios from OpCap Advisors.
------------------------------------- -------------------------------------------------------------------------
OCC TARGET PORTFOLIO                  Invests primarily in equity securities of companies with market capitalization between $1 billion and $10 billion. The OCC Trust receives investment advice with respect to its portfolios from OpCap Advisors.
                                      PIMCO Equity Advisors acts as a sub-adviser for this portfolio.
------------------------------------- -------------------------------------------------------------------------
PIMCO HIGH YIELD BOND PORTFOLIO       Seeks to maximize total return, consistent with preservation of capital and prudent investment management. PIMCO serves investment adviser.
------------------------------------- -------------------------------------------------------------------------
PIMCO REAL RETURN BOND PORTFOLIO      Seeks to realize maximum real return, consistent with preservation of real capital and prudent investment management.  PIMCO serves as investment adviser.
------------------------------------- -------------------------------------------------------------------------
PIMCO STOCKS PLUS GROWTH AND INCOME   Seeks total return which exceeds that of the S&P 500. PIMCO serves as
PORTFOLIO                             investment adviser.
------------------------------------- -------------------------------------------------------------------------
ROYCE MICRO-CAP PORTFOLIO             Seeks long-term growth of capital.  Royce & Associates, Inc. serves as the investment adviser to the portfolio.
------------------------------------- -------------------------------------------------------------------------
SAFECO EQUITY PORTFOLIO               Seeks long-term growth of capital and reasonable current income.  The portfolio is managed by SAFECO Asset Management Company.
------------------------------------- -------------------------------------------------------------------------
SAFECO GROWTH                         Seeks growth of capital and the increased income that ordinarily
OPPORTUNITIES PORTFOLIO               follows from such growth. The portfolio is managed by SAFECO Asset
------------------------------------- -------------------------------------------------------------------------

------------------------------------- -------------------------------------------------------------------------
PORTFOLIO                                           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
------------------------------------- -------------------------------------------------------------------------
(FORMERLY SAFECO GROWTH               Management Company.
PORTFOLIO)
------------------------------------- -------------------------------------------------------------------------
STRONG INTERNATIONAL STOCK FUND II    Seeks capital growth.  The investment advisor is Strong Capital
PORTFOLIO                             Management, Inc.
------------------------------------- -------------------------------------------------------------------------
STRONG MID CAP GROWTH FUND II         Seeks capital growth.  The investment advisor is Strong Capital
PORTFOLIO                             Management, Inc.
------------------------------------- -------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II            Seeks capital growth.  The investment advisor is Strong Capital
PORTFOLIO                             Management, Inc.
------------------------------------- -------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL STOCK     Seeks long-term growth of capital through investments primarily in
PORTFOLIO                             common stocks of established, non-U.S. companies.  Rowe Price-Fleming
                                      International, Inc. is responsible for the selection and management of the portfolio's investments.
------------------------------------- -------------------------------------------------------------------------
T. ROWE PRICE LIMITED-TERM BOND       Seeks a high level of income consistent with moderate fluctuation in
PORTFOLIO                             principal value.  T. Rowe Price Associates, Inc. is responsible for the selection and management of the portfolio's investments.
------------------------------------- -------------------------------------------------------------------------
VAN ECK WORLDWIDE EMERGING MARKETS    Seeks long-term capital appreciation by investing primarily in equity
PORTFOLIO                             securities in emerging markets around the world.
------------------------------------- -------------------------------------------------------------------------
VAN ECK WORLDWIDE HARD ASSETS         Seeks long-term capital appreciation by investing primarily in "hard
PORTFOLIO                             asset securities."  Van Eck Associates Corporation serves as investment adviser and manager.
------------------------------------- -------------------------------------------------------------------------
VAN ECK WORLDWIDE REAL ESTATE         Seeks to maximize total return by investing primarily in equity
PORTFOLIO                             securities of domestic and foreign companies which are principally engaged in the real estate industry.
------------------------------------- -------------------------------------------------------------------------

AVAILABILITY OF THE FUNDS

We cannot guarantee that each portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to substitute, eliminate or combine shares of a portfolio that are held in the Separate Account. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right in our sole discretion to establish additional Subaccounts, or eliminate or combine 1 or more Subaccounts, if marketing needs, tax considerations, or investment conditions warrant. We will determine if new or substituted Subaccounts will be available to existing Contract owners. Subject to obtaining any approvals or consents required by law, we may transfer the assets of 1 or more Subaccounts to any other Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant. Additional information regarding termination of participation agreements, substitutions of investments, and resolving conflicts among Funds may be found in the SAI.

                             THE ACCUMULATION PERIOD

The accumulation period begins when your first premium payment is made and continues until you begin to receive annuity payments during the payout period. The accumulation period will also end if you terminate your Contract, including if you fully withdraw all of your Contract value before the payout period.

PURCHASE OF THE CONTRACT

You generally may purchase a Contract with a premium payment of $1,000 (less for some Qualified Contracts.) The maximum first premium payment is $500,000.

To purchase a Contract, you must make an application to us either through 1 of our licensed representatives who is also a registered representative of IL Securities, Inc. or a broker-dealer having a selling agreement with IL Securities, Inc. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the tax code. We will not issue you a Contract if you are older than age 85 on the date of issue.

PREMIUM PAYMENTS

Premium payments generally must be at least $1,000, although we may grant exceptions. You may make premium payments at any time until the earliest of: a) the Annuity Start Date; b) the date you fully withdraw all Contract value; or c) the date you reach age 85 (age 70 1/2 for Qualified Contracts other than Roth
IRAs).

In any 1 year, we will not accept premium payments that total more than 2 times your first premium payment. We will not accept total premium payments in excess of $1,000,000. However, we reserve the right to waive these limitations.

Under the Automatic Premium Payment Plan, you may select an annual, semi-annual, quarterly, or monthly payment schedule under which we will automatically deduct premium payments from a bank or credit union account or other source. The minimum amount of such payment is $1,000 per payment.

CANCELLATION - THE FREE-LOOK PERIOD

You have the right to cancel the Contract for any reason within 10 days after you receive it. In some jurisdictions, this period may be longer. To cancel the Contract, you must send a written request for cancellation and the returned Contract to the Company at the Variable Administrative Office before the end of the free-look period. You may fax your request and Contract to the following number: (XXX) XXX-XXXX.

Depending on your state of residence, if you cancel your Contract during the free-look period, your refund will equal one of the following amounts:

     1) if your Contract Value increased or has stayed the same, your refund will equal the Contract Value on the date we received the returned Contract at the Variable Administrative Office, MINUS any Bonus Credits, but PLUS any Separate Account charges we deducted on or before the date we received the returned Contract;

     2) if your Contract Value has decreased, your refund will equal your Contract Value, MINUS any Bonus Credits, but PLUS any Separate Account charges we deducted on or before the date we received the returned Contract, and PLUS any investment loss, including any charges made by the portfolios, attributable to the Bonus Credits as of the date we received the returned Contract; or

     3) if greater than 1) or 2) and if required by the law of your state, your premium payments MINUS any withdrawals you made.

If your state requires a return of Contract Value, or has no mandate, you will receive any gains and we bear any losses attributable to the Bonus Credits during the free look period. However, you bear the investment risk for premium payments allocated to the Subaccounts during the free-look period. We do not assess a surrender charge on your free-look refund.

In those states where we must return premium payments, we will place the money you allocated to the Subaccounts into the Money Market Subaccount for a 15 day period following the date of issue. At the end of that 15 day period, we will direct the amount in the Money Market Subaccount to the Subaccounts you selected on your application based on the allocation percentages you specified.

We will pay the refund within 7 days after we receive your written request and the Contract at our Variable Administrative Office.

ALLOCATION OF PREMIUM PAYMENTS

IL Annuity allocates premium payments to the Subaccounts or the fixed account as instructed by the Contract owner. Shares of the underlying mutual funds allocated to the Subaccounts are purchased at net asset value, and then converted into accumulation units. Contract owners can change allocations or make transfers among the sub-accounts. However, no change may be made that would result in an amount less than 1% of the premium payments being allocated to any Subaccount. Certain transactions may be subject to conditions imposed by the underlying portfolios, as well as those set forth in the Contract.

Once we receive your premium payment and your completed application, we will issue your Contract and direct your first net premium payments within 2 business days to the Subaccounts and/or the fixed account in accordance with your instructions, subject to the limitations set forth above under "Cancellation - The Free-Look Period".

If you do not give us all the information we need, we will contact you. If we cannot complete the application within 5 business days, we will either send back your money immediately or obtain your permission to keep your money until we receive all the necessary information. Once the application is complete, we will direct your first net premium payment to the Subaccounts and/or the fixed account according to your instructions within 2 business days, subject to the free-look provisions. The same allocations will be made for each subsequent payment unless you change the allocations by written request or, at the time of a premium payment, you instruct us to allocate that payment differently.

We will credit any additional net premium payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our offices. Our business day closes when the New York Stock Exchange closes, usually at 4:00 p.m. Eastern Time. If we receive your premium payments after the close of our business day, we will calculate and credit them the next business day.

THE CONTRACT VALUE YOU DIRECT TO A SUBACCOUNT WILL VARY WITH THE INVESTMENT EXPERIENCE OF THAT SUBACCOUNT. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. YOU SHOULD PERIODICALLY REVIEW YOUR PREMIUM PAYMENT ALLOCATION INSTRUCTIONS IN LIGHT OF MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES.

BONUS CREDIT FEATURE

When you purchase your Contract, you may choose 1 of 3 Bonus Credit features that will credit a Bonus Credit of 3%, 4% or 5% of your Initial Net Premium Payment on the date of issue for any Initial Net Premium Payment then received and on the date any additional Initial Net Premium Payment is received, if later. Your Bonus Credit is invested in the same portfolios and in the same proportion as your Initial Net Premium Payment. The Bonus Credit is funded from IL Annuity's general account.

Each of the 3 Bonus Credit features charges a daily Separate Account fee and a higher and longer Withdrawal Charge schedule on withdrawals in excess of the free withdrawal amount than the Basic Contract. The daily Separate Account charge is deducted during the accumulation period. Over time, the amount of the Separate Account charge may exceed the amount of the Bonus Credit.

     - 3.0 % BONUS CREDIT FEATURE. If you choose this feature, IL Annuity will credit an additional 3% of your Initial Net Premium Payment to your Contract in the same percentage proportion as your initial allocation schedule. In exchange, IL Annuity will assess a daily charge against Separate Account assets during the accumulation period and charge the Withdrawal Charges as shown below.

           ------------------------------------------------------------------------------------------------------
               ADDITIONAL SEPARATE ACCOUNT CHARGE ........................................................X.XX%
                    (AS A PERCENTEAGE OF SEPERATE ACCOUNT ASSESTS)

                         WITHDRAWAL CHARGE:
           ------------------------------------------------------------------------------------------------------

           ------------------------------------------------------------------------------------------------------
               WITHDRAWAL CHARGE RATES FOR 3.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
           ------------------------------------------------------------------------------------------------------
           YEAR    1         2         3         4         5         6         7         8         9         10+
           ------------------------------------------------------------------------------------------------------
           CHARGE  8.0%      8.0%      8.0%      8.0%      7.0%      6.0%      3.0%      2.0%      2.0%      0.0%
           ------------------------------------------------------------------------------------------------------

- THE 4.0% BONUS CREDIT FEATURE. If you choose this feature, IL Annuity will credit an additional 4% of your Initial Net Premium Payment to your Contract in the same percentage proportions as your initial allocation schedule. In exchange, IL Annuity will assess a daily charge against Separate Account assets during the accumulation period and charge the Withdrawal Charges as shown below.

           ------------------------------------------------------------------------------------------------------
               ADDITIONAL SEPARATE ACCOUNT CHARGE.........................................................X.XX%
                   (AS A PERCENTAGE OF SEPARATE ACCOUNT ASSETS)

                     WITHDRAWAL CHARGE:
           ------------------------------------------------------------------------------------------------------
               WITHDRAWAL CHARGE RATES FOR 4.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
           ------------------------------------------------------------------------------------------------------
            YEAR    1         2         3         4         5         6         7+        8         9         10+
           ------------------------------------------------------------------------------------------------------
           CHARGE  8.5%      8.5%      8.5%      8.5%      7.5%      6.5%      3.5%      2.5%      2.0%      0.0%
           ------------------------------------------------------------------------------------------------------

- THE 5.0 % BONUS CREDIT FEATURE. If you choose this feature, IL Annuity will an additional 5% of your Initial Net Premium Payment to your Contract in the same percentage proportions as your initial allocation schedule. In exchange, IL Annuity will assess a daily charge against Separate Account assets during the accumulation period and charge the Withdrawal Charges as shown below.

           ------------------------------------------------------------------------------------------------------
               ADDITIONAL SEPARATE ACCOUNT CHARGE.........................................................X.XX%
                   (AS A PERCENTAGE OF SEPARATE ACCOUNT ASSETS)

                     WITHDRAWAL CHARGE:
           ------------------------------------------------------------------------------------------------------
               WITHDRAWAL CHARGE RATES FOR 4.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
           ------------------------------------------------------------------------------------------------------
            YEAR    1         2         3         4         5         6
           ------------------------------------------------------------------------------------------------------
           CHARGE  9.0%      9.0%      9.0%      9.0%      8.0%      7.0%
           ------------------------------------------------------------------------------------------------------

           ------------------------------------------------------------------------------------------------------
               ADDITIONAL SEPARATE ACCOUNT CHARGE.........................................................X.XX%
                   (AS A PERCENTAGE OF SEPARATE ACCOUNT ASSETS)

                     WITHDRAWAL CHARGE:
           ------------------------------------------------------------------------------------------------------
               WITHDRAWAL CHARGE RATES FOR 4.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
           ------------------------------------------------------------------------------------------------------
                                                                                7+        8         9         10+
           ------------------------------------------------------------------------------------------------------
                                                                               4.0%      3.0%      2.0%      0.0%
           ------------------------------------------------------------------------------------------------------

                               YOUR CONTRACT VALUE
GENERAL

Your Contract value is the sum of:

     -    the value of amounts you have allocated to the Subaccounts; and
     -    the value of amounts you have allocated to the fixed account.

If part or all of the Contract value is surrendered, or charges are assessed against the whole Contract value, the Company will deduct a proportionate amount from each Subaccount and the fixed account, based on current cash values, unless you specify otherwise.

DETERMINING SUBACCOUNT VALUES

Each business day Subaccount values will change to reflect the investment experience of the underlying portfolios, net premium payments we received, full or partial withdrawals taken, transfers, and charges assessed in connection with the Contract. There are no guaranteed Subaccount values.

The value of each Subaccount is determined at the end of each business day. Your Contract's value in each Subaccount is determined by multiplying a Subaccount's unit value for the relevant valuation period by the number of accumulation units of that Subaccount that are allocated to your Contract.

At the end of each business day, any amounts you allocate or transfer to the Subaccounts will be converted into accumulation units. We determine the number of accumulation units to be credited to your Contract by dividing the dollar amount you allocate or transfer to a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we receive your allocation or transfer request. The number of accumulation units in any Subaccount will be increased at the end of the business day by:

-    any net premium payments we received during the current business day; and o
- any amounts you requested be transferred to the Subaccount during the current business day.

Any amounts transferred from, withdrawn, or deducted from a Subaccount will be processed by canceling or liquidating accumulation units. The number of accumulation units to be canceled is determined by dividing the dollar amount being removed from a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we received your request to transfer or withdraw. The number of accumulation units in any Subaccount will be decreased at the end of the business day by:

- any amounts transferred (including any applicable transfer fee) from that Subaccount;
-    any amounts withdrawn on that business day;
- any Withdrawal Charge, optional feature charge, or premium tax assessed upon a partial withdrawal or surrender; and,
-    the quarterly Contract fee assessed on that business day.

ACCUMULATION UNIT VALUE

The accumulation unit value for each Subaccount's first business day was set at $10. The accumulation unit value for a Subaccount is calculated for each subsequent business day by multiplying the accumulation unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined. The Net Investment Factor reflects the Separate Account charges for the Basic Contract and Separate Account charges for optional features that are assessed on a daily basis against Separate Account assets. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying portfolio shares because of the deduction of Separate Account charges, which depend on the optional features you select.

The formula for determining the Net Investment Factor is in the SAI.

                      TRANSFERS BETWEEN INVESTMENT CHOICES

GENERAL

Before the Annuity Start Date and subject to the restrictions described below, you may transfer all or part of the amount in a Subaccount or the fixed account to another Subaccount or the fixed account on any business day.

IF YOU TRANSFER MONEY OUT OF AN ELIGIBLE SUBACCOUNT, YOU WILL REDUCE THE VALUE OF THE LIVING BENEFIT GUARANTEE ON A PRO-RATA BASIS (EXCEPT THAT THE AGGREGATE LIVING BENEFIT WILL ONLY BE REDUCED IF THE TRANSFER PULLS VALUE OUT OF ALL ELIGIBLE SUBACCOUNTS). It is important that you read the section on "Living Benefit" before you make a transfer if you have selected a Living Benefit feature.

Transfers to the fixed account must be at least $1,000. Before the Annuity Start Date, you may transfer up to 20% of the fixed account value (as determined at the beginning of the Contract year) from the fixed account to 1 or more of the Subaccounts in any Contract year. We measure a Contract year from the anniversary of the day we issued your Contract. We do not charge a transfer fee for transfers from the fixed account to 1 or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.

We will make all transfers as of the business day on which we receive your written or faxed request or telephone authorization to transfer, provided we receive it at our Variable Administrative Office before the close of our business day, usually 4:00 p.m. Eastern Time. The transfer will be processed based on the accumulation unit values determined at the end of the business day on which we receive your request. If we receive your request after the close of our business day, we will make the transfer as of the next business day. There is currently no limit on the number of transfers that you can make before the Annuity Start Date among or between Subaccounts or to the fixed account.

We reserve the right to discontinue transfer privileges, modify our procedures, or limit the number of transfer we permit.

TELEPHONE AND FAXED TRANSFER REQUESTS

The Company will accept transfer requests over the telephone in those states that allow them. To make a telephone transfer, please call 1-8XX-XXX-XXXX. Calls we receive at that number before 4:00 p.m. Eastern Time will be processed as of that business day using the accumulation value next determined. We will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following telephone instruction that we reasonably determined to be genuine. The Company may withdraw the telephone exchange privilege upon 30 days written notice to Contract owners.

You may fax transfer requests to us at (XXX) XXX-XXXX. We will not be responsible for same-day processing of transfer if you fax your request to a different number. Fax requests must be received by us by 4:00 p.m. Eastern Time to assure same-day processing. We are not responsible for fax transmittal problems.

EXCESSIVE TRADING LIMITS

Some Contract owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market-timing firms will submit transfer requests on behalf of multiple Contract owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of IL Annuity or the underlying mutual fund to process transactions. This can potentially disadvantage Contract owners not using market-timing firms. To avoid this, the Company may modify transfer rights of Contract owners who use market-timing firms (or other third parties) to transfer funds on their behalf.

We reserve the right to limit transfers in any Contract year, or to refuse any of your transfer requests if:

     - we believe, in our sole discretion, that excessive trading by you, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any variable account or the share prices of any portfolio or would be detrimental to other Owners; or
     - we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners.

TRANSFER FEE

We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per Contract year from and among the Subaccounts. We do not charge a transfer fee for transfers from the fixed account to one or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. See Fees and Charges.

                              ACCESS TO YOUR MONEY

Contract owners may withdraw some or all of their Contract value before the earlier of the Annuity Start Date or the annuitant's death. We must receive a properly completed withdrawal request that contains your original signature.

If you live in a community property state, your spouse must also sign the withdrawal request. We will accept faxed requests for withdrawals of [$50,000 or less], provided the requests are received at (XXX) XXX-XXXX, and the withdrawal proceeds are being sent to the address of record.

When taking a full withdrawal, the Contract must accompany the written request. We will not accept faxed requests for full withdrawals.

For your protection, we will require a signature guarantee. for all partial and full withdrawal requests over $50,000; or when the partial or full withdrawal proceeds are being sent to an address other than the address of record. All signature guarantees must be made by:

     -    a national or state bank;
     -    a member firm of a national stock exchange; or

     -    any institution that is an eligible guarantor [_______].

Notarization is not an acceptable form of signature guarantee.

You may have to pay federal income taxes on any money you withdrawal. If you take a withdrawal before age 59 1/2, a federal penalty tax may apply. Access to amount in Qualified Contracts may be restricted or prohibited.

We will pay any amounts withdrawn from the Subaccounts within 7 days. However, the Company may suspend or postpone payment under the conditions specified below. See "Payments."

PARTIAL WITHDRAWALS

We will withdraw the amount you request (minimum partial withdrawal amount that may be requested is $250) as of the business day on which we receive your written request, provided we receive it at the Variable Administrative Office before the close of our business day, usually 4:00 p.m. Eastern Time. Withdrawal requests will receive the accumulation unit value next computed after receipt of the request. If we receive your request at the Variable Administrative Office after the close of our business day, we will make the withdrawal as of the next business day.

We will reduce the amount remaining in the Contract by the amount of the withdrawal and any applicable withdrawal charge. Your Contract value after a partial withdrawal must be at least $1,000. If your Contract value after a partial withdrawal is less than $1,000, we reserve the right to pay you the surrender value in a lump sum.

You may specify how much you wish to withdraw from each Subaccount and/or the fixed account. If you do not specify, or if you do not have sufficient assets in the Subaccounts or fixed account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the fixed account and those Subaccounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each Subaccount and the fixed account has to the entire Contract value before the partial withdrawal.

If you withdraw money from an Eligible Subaccount, you will reduce the value of the Living Benefit. IT IS IMPORTANT THAT YOU READ THE SECTION ON "LIVING BENEFIT" BEFORE YOU MAKE A WITHDRAWAL IF YOU HAVE SELECTED A LIVING BENEFIT OPTION.

Withdrawals will also reduce any Enhanced Death Benefit and Death Expense Benefit on a pro rata basis.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

FULL WITHDRAWALS

At any time before the Annuity Start Date, you may withdraw fully from the Contract and receive its surrender value. The surrender value is equal to:

     -    the Contract Value; MINUS
     -    any applicable Withdrawal Charges; MINUS
     -    any premium taxes not previously deducted; and MINUS
     -    the annualized Contract fee, unless waived.

For Qualified Contracts, any outstanding loan balance is also deducted.

The value you receive upon full surrender may be more or less than the total of all premium payments made to the Contract. The surrender value will be determined using the accumulation value next computed after receipt of your withdrawal request, plus your Contract, at our Variable Administrative Office. Requests we received before the close of our business day, usually 4:00 p.m. Eastern Time, will be processed as of that day. If we receive them after the close of our business day, we will determine the surrender value as of the next business day. The surrender value will be paid in a lump sum unless you request payment under a payout plan. A full withdrawal may have adverse federal income tax consequences, including a penalty tax.

FULL AND PARTIAL WITHDRAWAL RESTRICTIONS

Your right to make full and partial withdrawals is subject to any restriction imposed by applicable law or employee benefit plans.

                             CONTRACT OWNER SERVICES

AUTOMATIC ACCOUNT BALANCING SERVICE

Once your money has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance your Subaccount values (on a monthly or quarterly basis) to return to the percentages specified in your allocation instructions. You may elect to participate in the Automatic Account Balancing when you complete your application or at any other time before the Annuity Start Date by sending us a written request. Your percentage allocations must be in whole percentages and be at least 1% per allocation. You may start and stop Automatic Account Balancing at any time by sending us a written request or by telephone request (if we have your telephone authorization on file). There is no additional charge for using Automatic Account Balancing, and an account balancing transfer is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Automatic Account Balancing at any time and for any reason.

Automatic Account Balancing from an Eligible Subaccount will reduce the value of the Eligible Premium Payment on which the Living Benefit is based.

DOLLAR COST AVERAGING ("DCA")

The Dollar Cost Averaging program available under the Basic Contract permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from one or more Subaccounts or the fixed account to any other Subaccounts. The amount transferred must be at least $100. The amount transferred will purchase more accumulation units of a Subaccount when its value is lower and fewer units when its value is higher. Over time, the costs per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

You may elect to participate in Dollar Cost Averaging when you complete your application, or at any other time before the Annuity Start Date when you make additional premium payments. Once you elect the DCA program, it remains in effect for the life of the Contract until the value designated for DCA in the Subaccount or fixed account is expended, or until you cancel the program by written request, by faxed request sent to (XXX) XXX-XXXX or by telephone request if we have your telephone authorization on file. There is no additional charge for Dollar Cost Averaging under the Basic Contract. A transfer under this program is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Dollar Cost Averaging program at any time and for any reason.

ENHANCED DOLLAR COST AVERAGING ("ENHANCED DCA") PROGRAM

When you purchase your Contract, you may choose 1 of 3 different Enhanced DCA features. Each feature allows you to place all or a portion of your Initial Net Premium Payment in the fixed account for a specified period of time. During that time, you will earn a higher rate of interest on the balance of assets remaining in the Enhanced DCA account than is currently credited to the standard fixed account. The interest rate will vary depending upon the feature you choose at the time you purchase the Contract.

We will assess a daily charge against Separate Account assets during the accumulation period. Over time, the amount of the Separate Account charges may exceed the excess interest we credit.

You may choose 1 of the following 3 features:

     - THE 6-MONTH ENHANCED DCA FEATURE: If you choose this Enhanced DCA feature, IL Annuity will assess a daily charge against Separate Account assets during the accumulation period at the annual rate of ___%. Under this feature, you may allocate your Initial Net Premium Payment to the Enhanced DCA account and we will credit a guaranteed rate of interest on the balance of the premium payment remaining in the account for a 6-month period beginning on the date of issue of the Contract. Under this feature, transfers will occur each month over the sixth month period with the final transfer including all amounts remaining in the fixed account.

     - THE 8-MONTH ENHANCED DCA FEATURE: If you choose this Enhanced DCA feature, IL Annuity will assess a daily charge against Separate Account assets during the accumulation period at the annual rate of ___%. Under this feature, you may allocate your Initial Net Premium Payment to the Enhanced DCA account and we will credit a guaranteed rate of interest on the balance of the premium payment for an 8-month period beginning on the date of issue of the Contract. Under this feature, transfers will occur each month over the eighth month period with the final transfer including all amounts remaining in the fixed account.

     - THE 12-MONTH ENHANCED DCA FEATURE: If you choose this Enhanced DCA feature, IL Annuity will assess a daily charge against Separate Account assets during the accumulation period at the annual rate of ___%. Under this feature, you may allocate your Initial Net Premium Payment to the Enhanced DCA account and we will credit a guaranteed rate of interest on the balance of the premium payment for a 12-month period beginning on the date of issue of the Contract. Under this features, transfers will occur each month over the 12 month period with the final transfer including all amounts remaining in the fixed account.

Premium payments over $250,000 will require our approval. Dollar Cost Averaging transfers under this feature may only be made into the Subaccounts you select. You must choose a fixed dollar amount of at least $100 to be transferred from the fixed account each month.

We will process transfers under any of the Enhanced DCA features until either the amounts in the Enhanced DCA account are exhausted, or you instruct us to stop transfers by sending a written request to the Variable Administrative Office, by faxing your request to (XXX) XXX-XXXX, or by telephone request if we have your telephone authorization on file. If you stop transfers under this feature, you will no longer receive the higher Enhanced DCA interest rate.

Unless you instruct us otherwise, when we receive your written notice to discontinue transfers under an Enhanced DCA Feature, we will automatically transfer the amount remaining under this Enhanced feature to the standard fixed account. If you cancel your Contract during the free-look period, we will credit the standard fixed account rate to any amounts you allocated to an Enhanced DCA feature.

Transfers under an Enhanced DCA feature do no count towards the 12 transfers we allow each Contract year without charge.

INTEREST SWEEP

Before the Annuity Start Date, you may elect to have any interest credited to the fixed account transferred on a quarterly basis to 1 or more Subaccounts. There is no charge for interest sweep transfers and an interest sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the fixed account due to an interest sweep transfer are counted toward the 20% of fixed account value that may be transferred out of the fixed account during any Contract year.

SYSTEMATIC WITHDRAWAL PROGRAM

Systematic withdrawals allow Contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. Request for systematic withdrawals and requests to discontinue systematic withdrawals must be in writing. To use the program, you must maintain a $1,000 balance in your Contract.

The withdrawals will be taken from the sub-accounts and the fixed account proportionately unless we are instructed otherwise. The maximum amount that may be transferred and withdrawn out of the fixed account in any Contract year under systematic withdrawals, transfers and partial withdrawals is 20% of the fixed account value as determined at the beginning of the Contract year.

We will assess a Withdrawal Charge on these withdrawals, unless the amount you withdraw under the Systematic Withdrawal Program qualifies as a free withdrawal amount or unless Withdrawal Charges no longer apply to the amounts withdrawn. Withdrawals under the Systematic Withdrawal Program are permitted a 10% free withdrawal amount during the first Contract year. We do not deduct any other charges for this program. Systematic withdrawals may be taxable, subject to withholding and subject to a 10% penalty tax.

All systematic withdrawals will be paid to you on the same day each month, provided that day is a business day. If it is not, then payment will be made on the next business day. We reserve the right to discontinue offering the Systematic Withdrawal Program at any time and for any reason.

You may elect to participate in the Systematic Withdrawal Program at any time before the Annuity Start Date be sending a written request to our Variable Administrative Office. Once you elect the program, it remains in effect unless the balance in your Contract drops below $1,000.

Systematic withdrawals from an Eligible Subaccount will reduce the value of the Eligible Premium Payment on which the Living Benefit is based on a pro-rata basis.

                                 CONTRACT LOANS

If your Contract is issued to you in connection with retirement programs meeting the requirements of section 403(b) of the tax code, other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974, you may borrow from us using your Contract as collateral. Loans such as these are subject to the provisions of any applicable retirement program and to the tax code. You should, therefore, consult your tax and retirement plan advisers before taking a Contract loan.

At any time prior to the year you reach age 70 1/2, you may borrow the lesser of:

     -    the maximum loan amount permitted under the tax code; or
     - 90% of the surrender value of your Contract less any existing loan amount, determined as of the date of the loan.

Loans that exceed the maximum amount permitted under the tax code will be treated as a taxable distribution rather than a loan. The minimum loan amount is $1,000. We will only make Contract loans after approving your written application. You must obtain the written consent of all assignees and irrevocable beneficiaries before we will give a loan.

When a loan is made, we will transfer an amount equal to the amount borrowed from Separate Account value or fixed account value to the loan account. The loan account is part of our general account, and Contract value in the loan account does not participate in the investment experience of any Subaccount or fixed account. You must indicate in the loan application from which Subaccounts or fixed account, and in what amounts, Contract value is to be transferred to the loan account. In the absence of any such instructions from you, the transfer(s) are made pro-rata on a last-in, first-out ("LIFO") basis from all Subaccounts having Separate Account value and from the fixed account. You may repay the loans at any time before the Annuity Start Date. Upon the repayment of any portion of a loan, we will transfer an amount equal to the repayment from the loan account to the Subaccount(s) or fixed account as designated by you or according to your current premium payment allocation instructions.

We charge interest on Contract loans at an effective annual rate of [6.0%]. We pay interest on the Contract value in the loan account at rates we determine from time to time but never less than an effective annual rate of 3.0%. Consequently, the net cost of a loan is the difference between 6.0% and the rate being paid from time to time on the Contract value in the loan account. We may declare from time to time higher current interest rates. Different current interest rates may be applied to the loan account than the rest of the fixed account. If not repaid, loans will automatically reduce the amount of any death benefit, the amount payable upon a partial or full withdrawal of Contract value and the amount applied on the Annuity Start Date to provide annuity payments.

If at any time, the loan amount of a Contract exceeds the surrender value, the Contract will be in default. In this event, we will send you a written notice of default stating the amount of loan repayment needed to reinstate the Contract, and you will have 60 days, from the day the notice is mailed, to pay the stated amount. If we do not receive the required loan repayment within 60 days, we will terminate the Contract without value. In addition, in order to comply with the requirements of the tax code, loans must be repaid in substantially equal installments, at least quarterly, over a period of no longer than 5 years (which can be longer for certain home loans). If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax. Additionally, the treatment of the Contract under section 403(b) of the tax code may be adversely affected.

Any loan amount outstanding at the time of your death or the death of the annuitant is deducted from any death benefit paid. In addition, a Contract loan, whether or not repaid, will have a permanent effect on the Contract value because the investment experience of the Separate Account and the interest rates applicable to the fixed account do not apply to the portion of Contract value transferred to the loan account. The longer the loan remains outstanding, the greater this effect is likely to be.

                                 DEATH BENEFITS

DEATH BENEFITS BEFORE THE ANNUITY START DATE

BASIC DEATH BENEFIT.

If the annuitant dies before the Annuity Start Date, the beneficiary will receive a death benefit.

If you do not choose the Enhanced Death Benefit feature and the annuitant dies, the death benefit will be equal to the greater of:

     - the sum of all premium payments made under the Contract, less partial withdrawals, as of the date we receive due proof of the deceased's death and payments instructions; or

     - the Contract value as of the date we receive due proof of the deceased's death and payment instructions.

The beneficiary may elect to receive the death benefit:
     -    in a lump sum;
     -    as an annuity; or
     - in any other manner required or permitted by law and approved by IL Annuity.

In determining the death benefit, we will also subtract any applicable premium taxes not previously deducted.

ENHANCED DEATH BENEFITS

You may elect 1 of 3 Enhanced Death Benefits at the time you purchase your Contract, provided the annuitant has not attained the maximum age shown in the table below. IL Annuity will assess an additional daily Separate Account charge during the accumulation period at the annual rate shown in the table below.

If you elect an enhanced death benefit option at the time of application and the annuitant dies before age 75, the enhanced death benefit will be the greater of:

     - the Contract value as of the date we determine the enhanced death benefit; or
     - the highest Contract value on any Death Benefit Anniversary, adjusted for any premium payments received, withdrawals taken and charges incurred between such Death Benefit Anniversary and the date we determine the enhanced death benefit.

We set the value of the enhanced death benefit initially on the first Death Benefit Anniversary and reset it on each succeeding Death Benefit Anniversary if the value is greater. Once reset, this value will never decrease unless you make a partial withdrawal.

------------------------- ------------------------------------------------ -------------------- -----------------
 Enhanced Death Benefit                                                        Additional         Annuitant's
       Feature                       Death Benefit Anniversary             Separate Account     Maximum Age at
                                                                                 Charge             Purchase
------------------------- ------------------------------------------------ -------------------- -----------------
3 Year Step-up            Every third Contract Anniversary beginning on                                72
                          the date of issue
------------------------- ------------------------------------------------ -------------------- -----------------
1 Year Step-up            Every Contract Anniversary beginning on the
                          date of issue                                                                74
------------------------- ------------------------------------------------ -------------------- -----------------
1 Month Step-up           Same business day in each calendar month as                                  74
                          date of issue, or if no comparable business
                          day, the next business day.
------------------------- ------------------------------------------------ -------------------- -----------------

In determining the enhanced and basic death benefits, we will subtract any outstanding loans and applicable premium taxes not previously deducted. Once an enhanced death benefit feature is selected, it may not be revoked.

The Enhanced Death Benefit feature expires at the annuitant's age 75. After that time, the enhanced death benefit is equal to the Basic Death Benefit.

DEATH EXPENSE BENEFIT FEATURE

Subject to state availability, you may elect on your application the Death Expense Benefit, an additional optional death benefit for non-qualified Contracts that may increase the death benefit payable under your Contract. The cost of this optional feature is charged daily at the annual rate of X.XX% of Separate Account assets.

If the annuitant is [72] or younger when we issue your Contract (or if the successor annuitant is [72] or younger when he or she becomes the successor annuitant) the death benefit will be: the greater of

     -    the Contract's basic death benefit or
     -    any applicable enhanced death benefit you selected

INCREASED BY:

     -    [XX%] of the total net premium payments paid.

For purposes of calculating your Death Expense Benefit, "net premium payments" are the total premium payments made (or, if applicable, the total amount that would otherwise have been paid as a death benefit had the successor owner/annuitant election not been made, plus any subsequent contributions) reduced on a pro rata basis to reflect withdrawals. Reduction on a pro rata basis means that we can calculate the percentage of the current Contract value that is being withdrawn and we reduce net premium payments by that percentage. For example, if the Contract value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Contract value. If premium payments aggregate $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and net premium payments after the withdrawal would be $24,000 ($40,000-$16,000).

DISTRIBUTION UPON THE OWNER'S DEATH

If you own the Contract with another person, and one of you dies before the Annuity Start Date, the survivor becomes the sole beneficiary regardless of your designation. If there is no surviving owner, your named beneficiary will become the beneficiary upon your death. (You may name primary and contingent beneficiaries.) If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of your death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased you, we will pay the death benefit to your estate.

If you or a joint owner who is the annuitant dies before the Annuity Start Date, then the provisions relating to the death of an annuitant (described below) will apply.

If you are not the annuitant and you die before the annuitant and before the Annuity Start Date, then the following options are available to your beneficiary:

     - If the beneficiary is the spouse of the deceased owner, the spouse may continue the Contract as the new owner;
     - If the beneficiary is not the spouse of the deceased owner; the beneficiary may elect to receive the Contract value, LESS any premium taxes not yet deducted, in a single sum within 5 years of the deceased owner's death; or
     - such beneficiary may elect to receive the Contract value paid out under one of the approved payout plans, provided that distributions begin within one year of the deceased owner's death and the distribution period under the payout plan is for the life of, or for a period not exceeding the life expectancy of, the beneficiary.

If the beneficiary does not elect one of the above plans, we will pay the Contract value, LESS any premium taxes not yet deducted, within five years from the date of the deceased owner's death.

Under any of the distribution plans in this section, "Distribution Upon the Owner's Death," the beneficiary may exercise all ownership rights and privileges from the date of the deceased owner's death until the date that the Contract value is paid. Similar rules apply to Qualified Contracts. The above distribution requirements will apply only upon the death of the first joint owner.

DISTRIBUTION UPON THE DEATH OF THE ANNUITANT

If the annuitant (including an owner who is the annuitant) dies before the Annuity Start Date, we will pay the death benefit, described above in "Death Benefits Before the Annuity Start Date," in a lump sum to your named beneficiaries within five years after the date of the annuitant's death. If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of the annuitant's death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased the annuitant, we will pay the death benefit to you, if living, or the annuitant's estate. In lieu of a lump sum payment, the beneficiary may elect, within 60 days of the date we receive due proof of the annuitant's death, to apply the death benefit to a payout plan.

If you are also the annuitant and you die, the provisions described immediately above apply, except that the beneficiary may only apply the death benefit payment to a payout plan if:

     - payments under the option begin within one year of the annuitant's death; and

     - payments under the option are payable over the beneficiary's life or over a period not greater than the beneficiary's life expectancy.

DEATH OF PAYEE AFTER THE ANNUITY START DATE

If the payee dies after the Annuity Start Date, any joint payee becomes the sole payee. If there is no joint payee, the successor payee becomes the sole payee. If there is no successor payee, the remaining benefits are paid to the estate of the last surviving payee. The death of the payee after the Annuity Start Date will have the effect stated in the payout plan pursuant to which annuity payments are being made. If any owner dies on or after the Annuity Start Date, any payments that remain must be made at least as rapidly as under the payout plan in effect on the date of the owner's death.

                               THE LIVING BENEFIT

The Living Benefit feature allows you to select at the time of application 1 of 5 different guarantees of minimum value that are calculated as of a specified Contract anniversary. Each Living Benefit has its unique characteristics and charges. You should carefully consider your investment goals and needs when selecting a Living Benefit feature.

To qualify for the Living Benefit guarantee, you must put your money in a Subaccount that we designate as an "Eligible Subaccount." Currently all Subaccounts except _____________ are Eligible Subaccounts.

The Living Benefit features available at the time of application are:

     - 10 YEAR LIVING BENEFIT FEATURE - This Living Benefit guarantees that on the Contract's tenth anniversary, the minimum value in each Eligible Subaccount will be the Initial Net Premium Payment you allocated immediately to each Eligible Subaccount, provided certain conditions are met. The 10 year Living Benefit guarantees that the Company will credit an amount to each Eligible Subaccount on the Living Benefit Date that is:

               - the Eligible Premium Payment for that particular Eligible Subaccount; minus
               - a pro rata percentage of all withdrawals and transfers from that Eligible Subaccount; minus
               -    the value of the Eligible Subaccount on the Living Benefit
                    Date.

          For the 10 year Living Benefit Feature, the Living Benefit Date is 10 years from the date of issue. An Eligible Premium Payment is that portion of your Initial Net Premium Payment you allocated immediately to a particular Eligible Subaccount. This guarantee only applies to the Initial Net Premium Payment and to the immediate allocations of that Initial Net Premium Payment to the Eligible Subaccounts. Any withdrawal or transfer from an Eligible Subaccount will reduce the Eligible Premium Payment on a pro-rata basis in the same proportion as the withdrawal and/or transfer reduced the value of Eligible Subaccount.

     - 5 YEAR LIVING BENEFIT FEATURE - This Living Benefit guarantees that on the Contract's fifth anniversary, the minimum value in each Eligible Subaccount will be the Initial Net Premium Payment you allocated immediately to each Eligible Subaccount. The 5 year Living Benefit guarantees that the Company will credit an amount to each Eligible Subaccount on the Living Benefit Date that is:

               - the Eligible Premium Payment for that particular Eligible Subaccount; minus
               - a pro rata percentage of all withdrawals and transfers from that Eligible Subaccount; minus
               -    the value of the Eligible Subaccount on the Living Benefit
                    Date.

          For the 5 year Living Benefit Feature, the Living Benefit Date is 5 years from the date of issue. An Eligible Premium Payment is that portion of your Initial Net Premium Payment you allocated immediately to a particular Eligible Subaccount. This guarantee only applies to the Initial Net

          Premium Payment and to the immediate allocations of that Initial Net Premium Payment to the Eligible Subaccounts. Any withdrawal or transfer from an Eligible Subaccount will reduce the Eligible Premium Payment on a pro-rata basis in the same proportion as the withdrawal and/or transfer reduced the value of Eligible Subaccount.

     - 10 YEAR, 12 MONTH CUMULATIVE LIVING BENEFIT FEATURE - This Living Benefit guarantees a minimum value in each Eligible Subaccount on the Contract's tenth anniversary, provided certain conditions are met. The 10 year, 12 month Cumulative Living Benefit guarantees that the Company will credit an amount to each Eligible Subaccount on the Living Benefit Date that is:

               - all Premium Payments allocated during the first 12 months after the date of issue to that particular Eligible Subaccount; minus
               - during the first Contract year, a dollar-for-dollar reduction of all withdrawal and transfers from the Eligible Subaccount, minus
               - after the first Contract year, a pro rata percentage of all withdrawals and transfers from that Eligible Subaccount; minus
               -    the value of the Eligible Subaccount on the Living Benefit
                    Date.

          For the 10 year, 12 month Cumulative Living Benefit Feature, the Living Benefit Date is 10 years from the date of issue. Any withdrawal or transfer from an Eligible Subaccount will reduce the Eligible Premium Payment.

     - 10 YEAR, 60 MONTH CUMULATIVE LIVING BENEFIT FEATURE - This Living Benefit guarantees a minimum value in each Eligible Subaccount on the Contract's tenth anniversary, provided certain conditions are met. The 10 year, 60 month Cumulative Living Benefit guarantees that the Company will credit an amount to each Eligible Subaccount on the Living Benefit Date that is:

               - all Premium Payments allocated during the first 60 months after the date of issue to that particular Eligible Subaccount; minus
               - during the first Contract year, a dollar-for-dollar reduction of all withdrawal and transfers from the Eligible Subaccount, minus
               - after the first Contract year, a pro rata percentage of all withdrawals and transfers from that Eligible Subaccount; minus
               -    the value of the Eligible Subaccount on the Living Benefit
                    Date.

          For the 10 year, 60 month Cumulative Living Benefit Feature, the Living Benefit Date is 10 years from the date of issue. Any withdrawal or transfer from an Eligible Subaccount will reduce the Eligible Premium Payment.

     - AGGREGATE LIVING BENEFIT FEATURE - This Living Benefit guarantees a minimum aggregate value of the Eligible Subaccounts that is not less than the Initial Net Premium Payment immediately allocated to and held in the Eligible Subaccounts for 10 years, minus withdrawals or transfers. .

          Only your Initial Net Premium Payment is considered an Eligible Premium Payment and the Living Benefit Date is 10 years from the date of issue.

          All withdrawals and transfers you make out of the Eligible Subaccounts will reduce the benefit on a pro-rata basis. The Living Benefit will be paid on the Living Benefit Date and will be allocated among the Subaccounts and the Fixed Account in the same proportion that each such account bears to the entire Contract Value on the Living Benefit Date.

Under each Living Benefit feature, any Bonus Credit applied to your Contract is included in the Initial Net Premium Payment (and the total premium payments) used to calculate the Living Benefit guarantee.

If the Contract is owned by persons who are spouses at the time one joint owner dies, the Living Benefit Date(s) will not be affected. If the Contract is owned by Joint Owners who are not spouses and 1 of the joint owners dies before a Living Benefit Date(s), the original Living Benefit Date remains in effect provided no distributions have occurred as a result of the owner's death.

YOU WILL NOT RECEIVE THE LIVING BENEFIT IF YOU CHOOSE AN ANNUITY START DATE THAT IS EARLIER THAN THE LIVING BENEFIT DATE(S) OR IF YOU DO NOT CHOOSE A LIVING BENEFIT FEATURE AT THE TIME YOU PURCHASE THE CONTRACT.

A transfer or a partial withdrawal of premium payments out of an Eligible Subaccount will reduce the value of Eligible Premium Payments for the Eligible Subaccount in the same proportion as the transfer or withdrawal reduced the value of the Eligible Subaccount. Examples #X and Y below illustrate how this feature of the Living Benefit works.

FOR PURPOSES OF CALCULATING THE VALUE OF AN ELIGIBLE SUBACCOUNT, WE DEEM ALL TRANSFERS AND WITHDRAWALS TO BE FIRST A WITHDRAWAL OF PREMIUM PAYMENTS, THEN EARNINGS. TRANSFERS OUT OF AN ELIGIBLE SUBACCOUNT INCLUDE TRANSFERS RESULTING FROM DOLLAR COST AVERAGING OR AUTOMATIC ACCOUNT BALANCING. WITHDRAWALS OUT OF AN ELIGIBLE SUBACCOUNT INCLUDE WITHDRAWALS RESULTING FROM THE SYSTEMATIC WITHDRAWAL PAYMENTS.

IF YOU CHOOSE AN ENHANCED DOLLAR COST AVERAGING FEATURE, THE AMOUNTS YOU ALLOCATE TO THE ENHANCED DCA FEATURE WILL ONLY BE INCLUDED IN THE LIVING BENEFIT GUARANTEE IF YOU CHOOSE EITHER:

     -    THE 10 YEAR, 12 MONTH CUMULATIVE LIVING BENEFIT; OR

     -    THE 10 YEAR, 60 MONTH CUMULATIVE LIVING BENEFIT.

The following examples illustrate how the Living Benefit works:

[TO BE PROVIDED BY SUBSEQUENT AMENDMENT.]

                                FEES AND CHARGES

WITHDRAWAL CHARGES

GENERAL

We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct any applicable Withdrawal Charge if you fully or partially withdraw Contract value during the period when Withdrawal Charges apply and before the Annuity Start Date. We do not assess a Withdrawal Charge on withdrawals:

     - made in the event the Contract terminates due to your death or the death of the annuitant, or

     - if you decide to begin to receive annuity payments and you choose an annuity payout plan with a life contingency or an annuity payout plan with a period certain of at least 10 years.

The amount of the Withdrawal Charge you may incur depends on the Withdrawal Charge feature, the Bonus Credit feature, the Enhanced Free Withdrawal feature, and the Waiver of Withdrawal Charge feature you select at the time you purchase your Contract. ONCE YOU CHOOSE A WITHDRAWAL CHARGE, BONUS CREDIT, ENHANCED FREE WITHDRAWAL, AND/OR WAIVER OF WITHDRAWAL CHARGE FEATURE, YOU CANNOT CHANGE IT.

Full, partial and free withdrawals may be subject to the 10% federal penalty tax if made before you reach age 59 1/2. Withdrawals also may be subject to federal income tax.

We deduct the Withdrawal Charge pro-rata from the remaining value in the Subaccounts or fixed account from which the withdrawal is being made. If the remaining Subaccount or fixed account value is insufficient to pay the charge, the Withdrawal Charge is deducted pro-rata from all Subaccounts and the fixed account in which the Contract is invested based on the remaining Contract value in each Subaccount and the fixed account.

BASIC 7 YEAR WITHDRAWAL CHARGE

When you purchase a Basic Contract, the Withdrawal Charge expires 7 complete Contract years from the date of issue

Prior to the annuity start date, we will impose a charge on all partial or full withdrawals of premium payments that you make during the first seven Contract years if the amount of the withdrawal exceeds the free withdrawal amount you selected. The Withdrawal Charge is calculated as a percentage of the amount you withdraw based on the number of years between the date we receive your written request for withdrawal and the date of issue. The rate of the charge is listed in the table below. Under the Basic Contract, no charge is deducted from full or partial withdrawals that you make after 7 complete Contract years from the date of issue.

         BASIC 7 YEAR WITHDRAWAL CHARGE:

         Contract Years
         Since Date of Issue           1       2       3       4       5       6       7       8+
         ---------------------------  ------------------------------------------------------------
         Withdrawal Charge:            7%      7%      7%      7%      6%      4%      2%      0%

The Withdrawal Charge is separately calculated for each withdrawal you make. For purposes of calculating the charge, the money that has been held the longest in the Contract will be deemed to be the first money withdrawn. This is called the "first in, first out" method of accounting or "FIFO." In addition, amounts subject to the charge will be deemed to be first from premium payments, and then from earnings. This means that we will not deduct a charge on withdrawals of that portion of your Contract value that exceeds the sum total of your premium payments.

FOUR YEAR WITHDRAWAL CHARGE FEATURE

An applicant can receive a 4 Year Withdrawal Charge schedule, instead of the 7 Year Withdrawal Charge schedule that is standard with the Basic Contract for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate of X.XX%. Over time, the Separate Account charges you pay for this feature may exceed the amount of withdrawal charges you saved.

When you purchase the 4 Year Withdrawal Charge feature, the Withdrawal Charge expires after 4 complete Contract years from the date of issue. That means that no Withdrawal Charge is deducted from full or partial withdrawals that you make after 4 complete Contract years from the date of issue.

         4 YEAR WITHDRAWAL CHARGE:

         Contract Years
         Since Date of Issue                 1      2       3       4       5+
         ---------------------------         ---------------------------------------
         Withdrawal Charge.                  7%     7%      7%      7%      0%

WITHDRAWAL CHARGE WITH BONUS CREDIT FEATURE

At the time you apply for the Contract, you may choose a Bonus Credit feature. If you choose any of the Bonus Credit features, you will receive a longer and higher Withdrawal Charge structure and pay an additional Separate Account charge during the accumulation period. See "Bonus Credit Features" for a more complete description of the Bonus Credit Withdrawal Charges.

CHARGES FOR THE ENHANCED FREE WITHDRAWAL FEATURE

The Basic Contract provides that in any Contract year after the first, you may withdraw up to 10% of your Contract value, as determined at the beginning of the Contract year, without incurring a Withdrawal Charge. This amount is called the free withdrawal amount. Withdrawals under the Systematic Withdrawal Program are also permitted a 10% free withdrawal amount during the first Contract year. Under the Basic Contract, the free withdrawal amount cannot be accumulated.

You may change the Basic Contract's "free withdrawal" amount by substituting 1 of the following features at the time of application for an additional charge:

     - THE 50% CUMULATIVE FREE WITHDRAWAL: Under this feature, in any Contract year after the first, if the full 10% of Contract value (measured as of the beginning of the Contract year) is not withdrawn in any year, the amount not withdrawn annually may by carried forward to the next Contract year and will accumulate up to a maximum of 50% of Contract value. Under this feature you may withdraw the accumulated free withdrawal amount up to a maximum of 50% of Contract value as of the date we receive your written request without incurring a Withdrawal Charge. This feature requires a $50,000 minimum initial investment. IL Annuity will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of X.XX%.

     - THE EARNINGS FREE WITHDRAWAL: Under this feature, in any Contract year after the first, you may withdrawal all Contract earnings at any time without incurring a Withdrawal Charge. Earning withdrawn under this feature will substitute for the 10% free annual withdrawal allowed under the Basic Contract. IL Annuity will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of X.XX%,

The Enhanced Free Withdrawal features may not be available in all states.

CHARGES FOR WAIVER OF WITHDRAWAL CHARGE FEATURE

FULL WAIVER OF WITHDRAWAL CHARGES - HOSPITALIZATION, LONG TERM CARE OR TERMINAL ILLNESS

     - If state law permits, we will waive the Withdrawal Charge if the annuitant or the annuitant's spouse is confined for a specified period to a hospital or to a long term care facility, or if the annuitant becomes terminally ill before the Annuity Start Date, provided certain conditions described in the Contract are met. We must receive your written request to waive the charge before the Annuity Start Date. If you choose this feature, IL Annuity will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of X.XX%.

ADDITIONAL WAIVER OF WITHDRAWAL CHARGES - POST SECONDARY EDUCATION

     - Under the terms of the Post-Secondary Education feature, if you, your spouse, your child or the annuitant is enrolled in a college, university, vocational, technical, trade or business school, we will waive the Withdrawal Charge on one withdrawal per Contract year of up to 20% of Contract value, provided the withdrawal is made before the Annuity Start Date and while the annuitant is alive, and the waiver is permitted by state law. The maximum withdrawal permitted under the Post Secondary Education Rider, when combined with the free withdrawal amount, is 20% of Contract value per Contract year. Before the withdrawal, we must receive at our Variable Administrative Office written proof of enrollment to our satisfaction within 1 year of the date of enrollment. IL Annuity will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of X.XX%.

Over time, the charges for these waivers may exceed the amount of Withdrawal Charges that are waived.

EMPLOYEE AND AGENT PURCHASES

If state law permits, we will waive the Withdrawal Charge on any full or partial withdrawals from Contracts sold to agents or employees of Indianapolis Life Insurance Company and AMHC (or their affiliates and subsidiaries).

CONTRACT FEE

At the end of each Contract quarter (and on the date of full withdrawal of Contract value) before the Annuity Start Date, we will deduct from the Contract value a quarterly Contract fee of $7.50 as reimbursement for our administrative expenses relating to the Contract. The fee will be deducted from each Subaccount and the fixed account based on the proportion that the value in each such Subaccount and the fixed account bears to the total Contract value.

We will not charge the Contract fee after an annuity payout plan has begun. Deduction of the Contract fee is currently waived for all Qualified Contracts. We also currently waive deduction of the Contract fee for Non-Qualified Contracts whose cumulative premium payments on the date the Contract fee is assessed are equal to or greater than $100,000. We reserve the right to modify this waiver upon 30 days written notice to you.

ASSET-BASED ADMINISTRATIVE CHARGE

We deduct a daily administrative charge from your assets of the Separate Account at an annual rate of 0.20% as compensation for certain expenses we incur in the administration of the Contract. We will continue to assess this charge after the Annuity Start Date if annuity payments are made on a variable basis. There is no necessary relationship between the amount of this administrative charge and the amount of expenses that may be attributable to a particular Contract.

MORTALITY AND EXPENSE RISK CHARGE

As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your assets of the Separate Account. The charge is assessed at an annual rate of 0.80% during the accumulation period and, if annuity payments are made on a variable basis, at an annual rate of 1.20% during the payout period.

The mortality risk we assume is that annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the Annuity Start Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.

TRANSFER FEE

You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer from and among the Subaccounts after the 12th transfer during a Contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.

Each written request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. We deduct the transfer fee from the Subaccount from which the transfer is made. If a transfer is made from more than one Subaccount at the same time, the transfer fee is deducted pro-rata from the remaining value in each Subaccount. We may waive the transfer fee. We do not charge a transfer fee for transfers from the fixed account to one or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. Dollar cost averaging and automatic account balancing are not considered transfers for purposes of assessing a transfer fee.

LOAN PROCESSING FEE

If you take a Contract loan, we will charge a $25 loan processing fee. You have the option to either send us a $25 check for the fee or to have us deduct the $25 from the loan amount. This fee may not apply in all states. The fee cover loan processing and other expenses associated with establishing and administering a loan reserve. Only Qualified Contracts may take a Contract loan.


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PORTFOLIO FEES AND CHARGES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, these charges ranged from .__% to _____% annually. In addition, several portfolios deduct 12b-1 fees and service fees. See the Underlying Portfolio Annual Expenses in this Prospectus and the prospectuses for the portfolios.

     We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation is based on the value of portfolio shares held for the Contracts and may be significant. We also receive a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

PREMIUM TAXES

We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them, (b) from your Contract value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a death benefit.

OTHER TAXES

Currently, no charge is made against the Separate Account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the Separate Account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

                                THE PAYOUT PERIOD

When the payout period begins you will receive a steady stream of annuity payments from the money you have accumulated under your Contract. The payout period begins on the Annuity Start Date. You may choose to receive your annuity payments on a fixed basis or on a variable basis. If you choose to have your payout plan on a variable basis, you may keep the same Subaccounts to which your premium payments were allocated during the accumulation period, or transfer to different Subaccounts.

THE ANNUITY START DATE

If you own a Non-Qualified Contract, you may select the Annuity Start Date on which you will begin to receive annuity payments. If you do not specify a date, the Annuity Start Date is the later of the annuitant's age [70] or 10 years after the date of issue.

For Qualified Contracts purchased in connection with qualified plans under tax code sections 401(a), 401(k), 403(b) and 457, the tax code requires that the Annuity Start Date must be no later than April 1 of the calendar year following the later of the year in which you (a) reach age 70 1/2 or (b) retire and the payment must be made in a specified form or manner. If you are a "5 percent owner" (as defined in the tax code), or in the case of an IRA that satisfies tax code section 408, the Annuity Start Date must be no later than the date described in (a). Roth IRAs under 408A of the tax code do not require distributions at any time prior to your death.

If you choose the Living Benefit option at the time you purchase the Contract and you select an Annuity Start Date that is earlier than the Living Benefit Date, you will lose your eligibility for the Living Benefit.

We will start annuity payments to the annuitant on the Annuity Start Date shown in your Contract, unless you change the date. You may change your Annuity Start Date if: (1) we receive your written request at the Variable Administrative Office at least 31 days before the current Annuity Start Date, and (2) the Annuity Start Date you


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

request is a Contract anniversary. If you decide to annuitize after you surrender your Contract, the Annuity Start Date will be the date of the full withdrawal.

ANNUITY PAYOUT PLANS

The payout plan you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke, or change your annuity payout plan at any time before the Annuity Start Date while the annuitant is living by sending a written request to the Variable Administrative Office signed by you and/or your beneficiary, as appropriate. You may choose one of the payout plans described below or any other plan being offered by us as of the Annuity Start Date. The payout plans we currently offer provide either variable annuity payments or fixed annuity payments

You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. The first payment under any payout plan will be made on the fifteenth day of the month immediately following the Annuity Start Date. Subsequent payments shall be made on the fifteenth of the month.

If you do not select an annuity payout plan by the Annuity Start Date, we will apply the adjusted Contract value under Plan 3, One Life Income with payments guaranteed for 10 years, as described below. The adjusted Contract value will be allocated to a fixed and variable payout in the same proportion that your interest in the fixed and Subaccounts bears to the total Contract value on the Annuity Start Date.

Anytime before the Annuity Start Date, you may have the entire surrender value paid to you as an annuity under one of the payout plans. A beneficiary may have the death benefit paid as an annuity under one of the payout plans.

We reserve the right to pay you the adjusted Contract value in a lump sum and not as an annuity if your adjusted Contract value after the Annuity Start Date would be less than $2,500, or the amount of annuity payments would be less than $25.

DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT

On the Annuity Start Date, we will use the adjusted Contract value to calculate your annuity payments under the payout plan you select, unless you choose to receive the surrender value in a lump sum. In certain states, we must use the surrender value of your Contract to calculate your annuity payments under the payout plan you choose, rather than the adjusted Contract value.

The adjusted Contract value is:

     -    the Contract value on the Annuity Start Date; MINUS
     -    the quarterly Contract fee; MINUS
     -    any applicable premium taxes not yet deducted; and
     - for an installment income annuity payout plan with a payout period of less than 10 years, minus any applicable Withdrawal Charge.

For Qualified Contracts, the amount of any outstanding loan is also deducted; distributions must satisfy certain requirements specified in the tax code.

We do not assess a Withdrawal Charge if you choose an annuity payout plan with a life contingency or an installment payout plan with a period certain of at least 10 years.

FIXED ANNUITY PAYMENTS

Fixed annuity payments are periodic payments that we make to the annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

The amount of each payment depends on:


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

     -    the form and duration of the payout plan you choose;
     -    the age of the annuitant;
     -    the sex of the annuitant (if applicable);
     -    the amount of your adjusted Contract value; and
     -    the applicable annuity purchase rates in the Contract.

The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.

VARIABLE ANNUITY PAYMENTS

Variable annuity payout plans provide the annuitant with periodic payments that increase or decrease with the annuity unit values of the Subaccounts in which you are invested. Your Contract contains annuity tables which demonstrate how the initial annuity payment rate is derived. This rate is different for each payout plan, and varies by age and sex of the annuitant.

The Contract permits you to choose an assumed interest rate of 3.0%, 4.0% or 5.0% annually. If the net investment performance of the Subaccounts you invest in is greater than this assumed interest rate, your payments will increase. If the performance falls below this assumed interest rate, your payments will decline. Therefore, if you choose a 5.0% assumed interest rate, you assume more risk that your annuity payment may decline than if you choose a 3.0% assumed interest rate. The selected portfolio's performance must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the administrative expense charge) in order to avoid a decrease in variable annuity payments. This means that, assuming Separate Account charges of 1.40% annually, each month a portfolio's annualized investment return must be at least [4.4%, 5.4% OR 6.5%] in order for payments with a 3.0%, 4.0% or 5.0% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.

ANNUITY UNIT VALUE

On the Annuity Start Date, we will use your adjusted Contract value to purchase annuity units at that day's annuity unit value for each Subaccount in which you have value. The number of annuity units we credit will remain fixed unless you transfer units among Subaccounts. The value of each annuity unit will vary each business day to reflect the investment experience of the underlying portfolio, reduced by the mortality and expense risk charge and the administrative expense charge, and adjusted by an interest factor to neutralize the assumed interest rate.

TRANSFERS

After the Annuity Start Date, an annuitant may change the Subaccount(s) in which the annuity payout plan is invested once per Contract year on the Contract anniversary by sending us a written request. No charge is assessed for this transfer. We will make the transfer by exchanging annuity units of one Subaccount for another Subaccount on an equivalent dollar value basis. See the SAI for examples of annuity unit value calculations and variable annuity payment calculations.

DESCRIPTION OF ANNUITY PAYOUT PLANS

PLAN 1 -- INSTALLMENT INCOME FOR A FIXED PERIOD. Under this plan, we will make equal monthly annuity payments for a fixed number of years between 1 and 30 years. The amount of the payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payments for each $1,000 of Contract value will not be less than those shown in the Fixed Period Table in [SECTION 13] of the Contract. In the event of the payee's death, a successor payee may receive the remaining payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

PLAN 2 -- INSTALLMENT INCOME IN A FIXED AMOUNT. Under this plan, we will make equal monthly payments of $5.00 or more for each $1,000 of Contract value used to purchase the option until the full amount is paid out. In the event of the payee's death, a successor payee may receive the payments or may elect to receive the present value of


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

the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

PLAN 3 -- ONE LIFE INCOME. Under this plan, we will make an annuity payment each month so long as the payee is alive,* or for a guaranteed 10 or 20 year period. If when the payee dies, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to the successor payee for the rest of the guaranteed period. The amount of each payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payment for each $1,000 of Contract value used to purchase the option will not be less than that shown in the One Life Table in section 12 of the Contract. Payments guaranteed for 10 or 20 years certain may be commuted. Payments guaranteed only for the life of the payee may not be commuted.

PLAN 4 -- JOINT AND SURVIVOR LIFE INCOME. Under this plan, we will make annuity payments each month so long as 2 payees are alive, or if 1 payee dies to the surviving payee.* If 1 payee dies before the due date of the first payment, the surviving payee will receive payments under Plan 3--One Life Income with payments guaranteed for 10 years. The payments may not be commuted.

* IT IS POSSIBLE UNDER THIS PLAN TO RECEIVE ONLY 1 ANNUITY PAYMENT IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY 2 ANNUITY PAYMENTS IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.

The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the annuitant's age (and if applicable, sex). Age will be determined from the last birthday at the due date of the first payment.

                                THE FIXED ACCOUNT

You may allocate some or all of your net premium payments and transfer some or all of your Contract value to the fixed account. The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of at least 3% per year on amounts in the fixed account. The fixed account is part of our general account. Our general account supports our insurance and annuity obligations. Because the fixed account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account may not be available in all states.

The fixed account is not registered with the SEC under the Securities Act of 1933. Neither the fixed account nor our general account has been registered as an investment company under the 1940 Act. Therefore, neither our general account, the fixed account, nor any interests therein are generally subject to regulation under the 1933 Act of the 1940 Act. The disclosures relating to the fixed account that are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

FIXED ACCOUNT VALUE

The fixed account value is equal to:

     -    net premium payments allocated to the fixed account; PLUS
     -    amounts transferred to the fixed account; PLUS
     -    interest credited to the fixed account; MINUS
     -    any partial withdrawals or transfers from the fixed account; and MINUS
     - any Withdrawal Charges, Contract fees, or premium taxes deducted from the fixed account.

We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.


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

The fixed account value will not share in the investment performance of the company's general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates.

The interest rate we credit to the money you place in the fixed account will apply to the end of the calendar year in which we receive such amount. At the end of the calendar year, we will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the fixed account on that date.) We will guarantee the rate of interest we declare on such amount and accrued interest for the following calendar year. We will determine, in our sole discretion, any interest to be credited on amounts in the fixed account in excess of the minimum guaranteed effective rate of 3% per year. You therefore assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.

For the purposes of making withdrawals, transfers or deductions of fees and charges from the fixed account, we will consider such withdrawals to have come from the last money into the Contract, that it, on a last-in, first-out ("LIFO") basis.

We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than 1 calendar year (except for the year in which such amount is received or transferred).

FIXED ACCOUNT TRANSFERS

GENERAL

Transfers to the fixed account must be at least $1,000. A transfer charge of $25 may be imposed on transfers to the fixed account. We never impose transfer fees on transfers from the fixed account. See "Fees and Charges."

Before the Annuity Start Date, you may transfer up to 20% of the fixed account value, including systematic withdrawals, interest sweeps and partial withdrawals, as determined at the beginning of the Contract year from the fixed account to one or more of the Subaccounts in any Contract year. No fee is charged for transfers from the fixed account to one or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.

ENHANCED DOLLAR COST AVERAGING FEATURE

When you purchase your Contract you may choose 1 of 3 different Enhanced DCA features, each of which allows you to place all or a portion of your Initial Net Premium Payment in the Enhanced DCA account for a specified period of time and earn a higher rate of interest on the balance of assets remaining in the Enhanced DCA account than is currently credited to the standard fixed account. The interest rate will vary depending upon the feature you choose at the time you purchase the Contract. In exchange for the higher interest rate, we will assess a charge against Separate Account assets during the accumulation period. Over time, the amount of the Separate Account charges may exceed the excess interest we credit.

For more information on Enhanced Dollar Cost Averaging, see "Contract Owner
Services: Enhanced Dollar Cost Averaging."

PAYMENT DEFERRAL

We have the right to defer payment of any full or partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request for such a withdrawal or transfer at our Variable Administrative Office. If we do not give you a payment within 30 days after we receive all necessary documentation, or such shorter period required by a particular state, we will credit interest at 3% annually, or such higher rate as is required for a particular state, to the amount to be paid from the date we received the documentation.

                             INVESTMENT PERFORMANCE

From time to time, we may advertise or include in sales literature yields, effective yields and total returns for the Subaccounts, calculated in a manner prescribed by the SEC. INVESTMENT PERFORMANCE IS BASED ON HISTORICAL EARNINGS AND DOES NOT INDICATE OR PROJECT FUTURE RESULTS. We also may, from time to time, advertise or include in sales literature Subaccount performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance, as well as comparisons with unmanaged market indices, appears in the SAI.

Performance data for the Subaccounts is based on the investment performance of the underlying portfolio and reflects the deduction of some or all fees and charges currently assessed under the Basic Contract.

The "yield" of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (other than the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or 1-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or 1-month period is generated each period over a 12-month period and is shown as a percentage of the investment. Yield quotations do not reflect the Withdrawal Charge.

Standardized return shows the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period (or for a period covering the time any class of share of the underlying portfolio has been available in the Separate Account). This calculation reflects the Basic Contract's 7 Year Withdrawal Charge schedule and the charges that would be assessed under the Basic Contract. Standardized returns do not reflect the deduction of state premium taxes.

Non-standardized return is calculated similarly to standardized return except non-standardized returns do not reflect a deduction for the 7 Year Withdrawal Charge schedule. If any class of share of the portfolio has been available in the Separate Account for less than one year, standardized and nonstandardized performance is not annualized. From time to time we may disclose average annual total return in non-standard formats and disclose cumulative total return.

We may also disclose yield and total returns for the portfolios, including returns for periods before the date the portfolio became available in the Separate Account. Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Basic Contract. Such adjusted historic portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that could have resulted if the Contract had been in existence during that time.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Advertising and sales literature (including illustrations) may compare the performance of each Subaccount with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the Subaccount.


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

Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies ("CDA"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper, CDA, VARDS and Morningstar rank or illustrate such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the Separate Account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the S&P 500 Index. Other independent ranking services and indices may also be used as a source of performance comparison.

We may also report other information including the effect of systematic withdrawals, systematic investments and tax-deferred compounding on a Subaccount's investment returns, or returns in general, and illustrate this information by using tables, graphs, or charts.

                                      IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

                               FEDERAL TAX MATTERS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws.

We believe that our Contracts will qualify as annuity Contracts for federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the tax status of the Contract can be found in the SAI under the heading "Tax Status of the Contracts."

When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. In this way, annuity Contracts have been recognized by the tax authorities as a legitimate means of DEFERRING tax on investment income.

We believe that if you are a natural person you will not be taxed on increases in the Contract value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract's accumulation value and, in the case of a Qualified Contract described below, any portion of an interest in the qualified plan, generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59-1/2, dies or is disabled, otherwise a tax penalty of 10 percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

If you invest in a variable annuity as part of a pension plan or employer-sponsored tax-qualified retirement program, your Contract is called a QUALIFIED CONTRACT. If your annuity is independent of any formal retirement or pension plan, it is called a NON-QUALIFIED CONTRACT.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (such as a corporation or trust) owns a non-qualified annuity Contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10 percent of the amount treated as income. In general, however, there is no penalty on distributions:

     -    made on or after the taxpayer reaches age 59 1/2;
     -    made on or after the death of an Owner;
     -    attributable to the taxpayer's becoming disabled; or
     - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax. A similar penalty tax applies to Qualified Contracts.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout plan, they are taxed in the same way as annuity payments.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain Annuity Start Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All Non-Qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as 1 annuity Contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Sections 219 and 408 of the tax code, permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of the amount of compensation includible in the individual's gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. So-called Simple IRAs under section 408(p) of the tax code, and Roth IRAs under section 408A, may also be used in connection with variable annuity Contracts. Simple IRAs allow employees to defer a percentage of annual compensation up to $6,000 (as adjusted for cost-of-living increases) to a retirement plan, provided the sponsoring employer makes matching or non-elective contributions. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first 2 years after the employee begins to participate in the plan is 25%, rather than the usual 10%. Contributions to Roth IRAs are not tax-deductible, and contributions must be made in cash, or as a rollover or transfer from another Roth IRA or IRA. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. Distributions from Roth IRAs are generally not taxed. In addition to the 10% penalty which generally applies to distributions made before age 59 1/2, a 10% penalty will be imposed for any distribution made from a Roth IRA during the 5 taxable years starting after you first contribute to any Roth IRA.

The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit option in the Contract comports with IRA qualification requirements.

CORPORATE PENSION AND PROFIT-SHARING PLANS under section 401(a) of the tax code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

TAX-SHELTERED ANNUITIES under section 403(b) of the tax code permit public schools and other eligible employers to purchase annuity Contracts and mutual fund shares through custodial accounts on behalf of employees. Generally, these premium payments are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes.

Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

SECTION 457 DEFERRED COMPENSATION PLANS. Tax code section 457 provides that state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations may establish deferred compensation plans. These plans are subject to various restrictions on contributions and distributions. In general, under non-governmental plans all investments are owned by the sponsoring employer, are subject to the claims of the general creditors of the employer, and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

CONTRACTS PURCHASED THROUGH 1035 EXCHANGES

You may purchase a Non-Qualified Contract through an exchange of another Contract. Normally, exchanges of Contracts are taxable events. The exchange will not be taxable under Section 1035 of the Code if:

     - The Contract that is the source of the funds you are using to purchase the Contract is another nonqualified deferred annuity Contract or life insurance or endowment Contract;

     - The owner and the annuity are the same under the source Contract and the Contract. If you are using a life insurance or endowment Contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis of the source Contract carries over to the Visionary STAR-Registered Trademark- Contract.

DEATH EXPENSE BENEFIT

You may purchase the optional Death Expense Benefit feature for your Contract. Although we believe the Death Expense Benefit should have no adverse tax effect, it is possible that the Internal Revenue Service could take a contrary position and assert that some or all of the Death Expense Benefit charge should be treated for federal income tax purposes as a partial withdrawal from the Contract. If this were so, such a deemed withdrawal could be taxable, and for owners under age 59 1/2 , also subject to a tax penalty.

OTHER TAX ISSUES

You should note that the Contract includes a death benefit that in some cases may exceed the greater of the Premium Payments or the Contract value. The death benefit could be viewed as an incidental benefit, the amount of which is limited in any 401(a) or 403(b) plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with corporate pension and profit-sharing plans, or tax-sheltered annuities, should consult their tax adviser.

Qualified Contracts (other than Roth IRAs) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

"Eligible rollover distributions" from section 401(a) and section 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution to an employee from such a plan, except certain distributions such as distributions required by the tax code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

OUR INCOME TAXES

At the present time, we assess no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the Subaccounts) of the Separate Account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the Separate Account or the Contracts.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                                OTHER INFORMATION

VOTING RIGHTS

We are the legal owner of the portfolio shares held in the Subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other Contract owners as to how we should vote the portfolio shares held in the Subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the Subaccount invests. It may include fractional shares. Before the Annuity Start Date, you hold a voting interest in each Subaccount to which the Contract value is allocated. After the Annuity Start Date, the annuitant has a voting interest in each Subaccount from which variable annuity payments are made. If you have a voting interest in a Subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that Subaccount invests.

If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, see the SAI.

HOLIDAYS

In addition to federal holidays, we are closed on the following days: the Friday after Thanksgiving, the day before Christmas when Christmas falls on Tuesday through Saturday, the day after Christmas when Christmas falls on Sunday or Monday, and the day after New Year's Day when it falls on a Sunday, the Monday after New Year's Day when New Year's Day falls on a Saturday, and the day before or after Independence Day when it falls on Saturday or Sunday. We do not conduct any business on those days.


PAYMENTS

We will usually pay you any full or partial withdrawal, death benefit payment, or for Qualified Contracts only, payment of your loan proceeds, within 7 days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.

However, we may be required to suspend or postpone payments during any period when:

     - the New York Stock Exchange is closed, other than customary weekend and holiday closings;

     - trading on the New York Stock Exchange is restricted as determined by the SEC;

     - the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of the value of the Separate Account's net assets not reasonably practicable; or

     - the SEC permits, by order, the suspension or postponement of payments for your protection.

If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

We have the right to defer payment for a full or partial withdrawal or transfer from the fixed account for up to 6 months from the date we receive your written request. If we do not make a payment within 30 days after we receive the documentation we need to complete the transaction (or a shorter period if required by a particular state), we will credit interest to the amount to be paid from the date we received the necessary documentation at a rate of 3% annually (or such higher rate required for a particular state).

MODIFICATION

Upon notice to you, we may modify the Contract to:

     - permit the Contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

     - assure continued qualification of the Contract under the tax code or other federal or state laws relating to retirement annuities or variable annuity Contracts;

     -    reflect a change in the operation of the Separate Account; or

     -    provide additional investment options.

In the event of most such modifications, we will make appropriate endorsement to the Contract.

DISTRIBUTION OF THE CONTRACTS

IL Securities, Inc. ("IL Securities"), P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208, acts as the distributor for the Contracts, and is an affiliate of IL Annuity and Insurance Company. IL Securities is a wholly-owned subsidiary of IL Group, a company majority-owned by ILICo. IL Securities is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc..

Sales commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions of up to __% of premium payments. Other commissions of up to __% may also be paid. We may also pay up to __% of premium payments to IL Securities to compensate it for certain distribution expenses. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described under "Fees and Charges."

LEGAL PROCEEDINGS

We and our affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or us.

REPORTS TO OWNERS

We will mail a report to you at least annually at your last known address of record. The report will state the Contract value (including the Contract value in each Subaccount and the fixed account) of the Contract, premium payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

FINANCIAL STATEMENTS

The audited statement of net assets of IL Annuity and Insurance Co. Separate Account 1 as of December 31, 2000 and the related statement of operations for the year then ended and statements of changes in net assets for each of the 2 years in the period then ended, as well as the Report of the Independent Auditors, are included in the SAI. Our audited balance sheets of IL Annuity and Insurance Company as of December 31, 2000 and 1999, and the related statements of income, shareholder's equity, and cash flows for each of the 3 years in the period ended December 31, 2000, as well as the Report of the Independent Auditors, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


              STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

The SAI contains additional information about the Contract and the separate account. An SAI is available (at no cost) by writing to us at the address shown on the front cover or by calling 1-8XX-XXX-XXXX. The following is the Table of Contents for that SAI.

ADDITIONAL CONTRACT PROVISIONS
         The Contract
         Incontestability
         Incorrect Age or Sex
         Nonparticipation
         Options
TAX STATUS OF THE CONTRACTS
CALCULATION OF SUBACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA Money
         Market Subaccount Yields Other Subaccount Yields Average Annual Total Returns for the Subaccounts Non-Standard Subaccount Total Returns Effect of the Contract Fee on Performance Data Other Information
HISTORIC PERFORMANCE DATA
         General Limitations
         Subaccount Performance Figures
         Adjusted Historical Portfolio Performance Figures
NET INVESTMENT FACTOR
VARIABLE ANNUITY PAYMENTS
         Assumed Investment Rate
         Amount of Variable Annuity Payments
         Annuity Unit Value
ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE
ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
         Resolving Material Conflicts
VOTING RIGHTS
SAFEKEEPING OF ACCOUNT ASSETS
DISTRIBUTION OF THE CONTRACTS
LEGAL MATTERS
EXPERTS
OTHER INFORMATION
FINANCIAL STATEMENTS

CONDENSED FINANCIAL INFORMATION - APPENDIX A

Seven Subaccounts of the Separate Account began operations in 1995, four in 1997, and five in 2000. The accumulation unit values ("AUV") of the sixteen Subaccounts reflect the deduction of Separate Account charges of 1.40%. The AUV history of these Subaccounts is shown below.

--------------------------------------------------------------------------------------------------------------------
                  Alger American Fund: MidCap Growth Subaccount
--------------------------------------------------------------------------------------------------------------------
             Year                                                                         Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $12.263                      $15.757                     537,127
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997                         $10.812                      $12.263                      94,506
------------------------------ ---------------------------- --------------------------- ----------------------------
            1996                        $  9.786                      $10.812                     109,955
------------------------------ ---------------------------- --------------------------- ----------------------------
            1995                         $10.00                      $  9.786                       2,764
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
              Alger American Fund: Small Capitalization Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $10.936                      $12.459                     502,984
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997                        $  9.955                      $10.936                     372,229
------------------------------ ---------------------------- --------------------------- ----------------------------
            1996                        $  9.675                     $  9.955                     181,361
------------------------------ ---------------------------- --------------------------- ----------------------------
            1995                         $10.00                      $  9.675                       1,709
------------------------------ ---------------------------- --------------------------- ----------------------------

--------------------------------------------------------------------------------------------------------------------
                         First Eagle SoGen Variable Funds, Inc.: SoGen Overseas Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                          $9.322                       $9.572                     196,153
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997***                      $10.000                       $9.322                      56,588
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
                       Neuberger Berman Advisers Management Trust: MidCap Growth Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
                                           x                            x                               x
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
                    Neuberger Berman Advisers Management Trust: Socially Responsible Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                              Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000                           x                            x                               x
------------------------------ ---------------------------- --------------------------- ----------------------------

--------------------------------------------------------------------------------------------------------------------

                   OCC Accumulation Trust: Managed Subacount*

------------------------------ ---------------------------- -------------------------- -----------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year    at the end of the year          end of the year
------------------------------ ---------------------------- -------------------------- -----------------------------
            2000
------------------------------ ---------------------------- -------------------------- -----------------------------
            1999
------------------------------ ---------------------------- -------------------------- -----------------------------
            1998                         $15.160                      $16.011                   1,396,806
------------------------------ ---------------------------- -------------------------- -----------------------------
            1997                         $12.567                      $15.160                     672,203
------------------------------ ---------------------------- -------------------------- -----------------------------
            1996                         $10.380                      $12.567                     133,102
------------------------------ ---------------------------- -------------------------- -----------------------------
            1995                         $10.00                       $10.380                         161
------------------------------ ---------------------------- -------------------------- -----------------------------

--------------------------------------------------------------------------------------------------------------------
                  OCC Accumulation Trust: Small Cap Subaccount*
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $14.649                      $13.139                     295,186
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997                         $12.148                      $14.649                     162,435
------------------------------ ---------------------------- --------------------------- ----------------------------
            1996                         $10.388                      $12.148                      40,024
------------------------------ ---------------------------- --------------------------- ----------------------------
            1995                         $10.00                       $10.388                       1,182
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
              PIMCO Variable Insurance Trust: High Yield Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000                           x                            x                                x
------------------------------ ---------------------------- --------------------------- ----------------------------

--------------------------------------------------------------------------------------------------------------------

                            PIMCO Variable Insurance Trust: Real Return Bond Subaccount
--------------------------------------------------------------------------------------------------------------------

            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000                           x                            x                                x
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
                     PIMCO Variable Insurance Trust: Stocks PLUS Growth and Income Subaccounts
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000                           x                            x                                x
------------------------------ ---------------------------- --------------------------- ----------------------------

--------------------------------------------------------------------------------------------------------------------
                 Royce Capital Fund: Royce Micro-Cap Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                              Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $10.920                      $11.198                      286,635
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997***                      $10.000                      $10.920                       69,105
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
             SAFECO Resource Series Trust: SAFECO Equity Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                              Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $10.495                      $12.917                     814,921
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997***                      $10.000                      $10.495                     104,775
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
             SAFECO Resource Series Trust: SAFECO Growth Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $11.092                      $11.134                   1,596,318
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997***                      $10.000                      $11.092                     122,625
------------------------------ ---------------------------- --------------------------- ----------------------------

--------------------------------------------------------------------------------------------------------------------
                       T. Rowe Price Fixed Income Series, Inc.: Limited-Term Bond Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $10.767                      $11.505                     348,151
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997                        $  9.946                      $10.767                     136,902
------------------------------ ---------------------------- --------------------------- ----------------------------
            1996                         $10.042                     $  9.946                      27,325
------------------------------ ---------------------------- --------------------------- ----------------------------
            1995                         $10.00                       $10.042                       1,485
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
                     T. Rowe Price International Series, Inc.: International Stock Subaccount
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $11.979                      $13.684                     660,670
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997                         $11.780                      $11.979                     368,187
------------------------------ ---------------------------- --------------------------- ----------------------------
            1996                         $10.487                      $11.780                     122,831
------------------------------ ---------------------------- --------------------------- ----------------------------
            1995                         $10.00                       $10.487                       2,530
------------------------------ ---------------------------- --------------------------- ----------------------------


--------------------------------------------------------------------------------------------------------------------
                       Van Eck Worldwide Insurance Trust: Worldwide Hard Assets Subaccount**
--------------------------------------------------------------------------------------------------------------------
            Year                                                                          Number of accumulation
                               Accumulation unit value at    Accumulation unit value     units outstanding at the
                                the beginning of the year     at the end of the year          end of the year
------------------------------ ---------------------------- --------------------------- ----------------------------
            2000
------------------------------ ---------------------------- --------------------------- ----------------------------
            1999                        $  8.156                      $ 9.733                     246,953
------------------------------ ---------------------------- --------------------------- ----------------------------
            1998                         $11.983                      $ 8.156                     230,762
------------------------------ ---------------------------- --------------------------- ----------------------------
            1997                         $12.356                      $11.983                     166,188
------------------------------ ---------------------------- --------------------------- ----------------------------
            1996                         $10.621                      $12.356                      29,990
------------------------------ ---------------------------- --------------------------- ----------------------------
            1995                        $ 10.00                       $10.621                          58
------------------------------ ---------------------------- --------------------------- ----------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                     for the

                      VISIONARY STAR-REGISTERED TRADEMARK-

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                 Issued Through

                 IL ANNUITY AND INSURANCE CO. SEPARATE ACCOUNT 1

                                   Offered by

                        IL ANNUITY AND INSURANCE COMPANY
                           2960 North Meridian Street
                           Indianapolis, Indiana 46208

                         VARIABLE ADMINISTRATIVE OFFICE:
                                P.O. Box ________
                           Indianapolis, Indiana 46208
                              (Phone) 1-8__-______
                                (Fax) 1-8__-_____

         This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Visionary STAR-Registered Trademark- flexible premium deferred variable annuity contract (the "Contract") offered by IL Annuity and Insurance Company ("we", "us", "our").

         You may obtain a copy of the Prospectus for the Visionary STAR-Registered Trademark- Contract dated ______ ___, 2001 by calling _______________ or by writing to the Variable Administrative Office at
__________________________. You may also fax your request to
____________________.

         This Statement incorporates terms used in the current Prospectus for the Contract.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR YOUR CONTRACT AND THE FUNDS.

         The date of this Statement of Additional Information is _____ __, 2001.

                                TABLE OF CONTENTS

                                                                          PAGE

Additional Contract Provisions.................................................2
         The Contract..........................................................2
         Incontestability......................................................2
         Incorrect Age or Sex..................................................2
         Nonparticipation......................................................2
         Tax Status of the Contracts...........................................2
Calculation of Subaccount and Adjusted Historic Portfolio
Performance Data...............................................................3
         Money Market Subaccount Yields........................................4
         Other Subaccount Yields...............................................5
         Average Annual Total Returns for the Subaccounts......................6
         Non-Standard Subaccount Total Returns.................................7
         Adjusted Historic Portfolio Performance Data..........................8
         Effect of the Contract Fee on Performance Data........................8
         Other Information.....................................................8
Historic Performance Data......................................................9
         General Limitations...................................................9
         Subaccount Performance Figures........................................9
         Adjusted Historic Portfolio Performance Figures......................16
Net Investment Factor.........................................................23
Variable Annuity Payments.....................................................24
         Assumed Investment Rate..............................................24
         Amount of Variable Annuity Payments..................................24
         Annuity Unit Value...................................................25
Illustration of Calculation of Annuity Unit Value.............................26
Illustration of Variable Annuity Payments.....................................26
Addition, Deletion or Substitution of Investments.............................26
         Resolving Material Conflicts.........................................27
Voting Rights.................................................................27
Safekeeping of Account Assets.................................................28
Service Fees..................................................................28
Distribution of the Contracts.................................................28
Legal Matters.................................................................29
Experts.......................................................................29
Other Information.............................................................29

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

         The entire contract consists of the Contract, the signed application, the data page, any riders and endorsements and all other attached papers. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Contract unless the application contains it.

         Any change in the Contract or waiver of its provisions must be in writing and signed by one of our officers. No other person -- no agent or registered representative -- has authority to change or waive any provision of this Contract.

         Upon notice to you, we may modify the Contract if necessary to:

         - permit the Contract or the Separate Account to comply with any applicable law or regulation that a governmental agency issues; or

         - assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

         - effect a change in the operation of the Separate Account or to provide additional investment options.

         In the event of such modifications, we will make the appropriate endorsement to the Contract.

INCONTESTABILITY

         We will not contest the Contract after the Date of Issue.

INCORRECT AGE OR SEX

         We may require proof of age, sex, and right to payments before making any annuity payments. If the age or sex (if applicable) of the annuitant has been stated incorrectly, then we will determine the Annuity Start Date and the amount of the annuity payments by using the correct age and sex. If a misstatement of age or sex results in annuity payments that are too large, then we will charge the overpayments with compound interest against subsequent payments. If we have made payments that are too small, then we will pay the underpayments with compound interest upon receipt of notice of the underpayments. We will pay adjustments for overpayments or underpayments with interest at the rate then in use to determine the rate of payments.

NONPARTICIPATION

         The Contract does not participate in our surplus earnings or profits.

TAX STATUS OF THE CONTRACTS

         Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

         DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of each Subaccount of the Separate Account underlying the Contract be "adequately diversified" in order for the Contract to be treated as an annuity contract for Federal income tax purposes. It is intended that each Subaccount, through the portfolio in which it invests, will satisfy these diversification requirements.

         OWNER CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of our Contract, such as the flexibility of an owner to allocate premium payments and transfer amounts among the Subaccounts of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contract does not give Owners investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the Contract.

         REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Internal Revenue Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract.

         Specifically, section 72(s) requires that (a) if any Owner dies on or after the Annuity Start Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the Annuity Start Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner's death. The designated beneficiary refers to a natural person designated by the Owner as a beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new owner.

         The Non-Qualified Contract contains provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such Contract provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

         Other rules may apply to Qualified Contracts.

                     CALCULATION OF SUBACCOUNT AND ADJUSTED
                      HISTORIC PORTFOLIO PERFORMANCE DATA

         We may advertise and disclose historic performance data for the Subaccounts, including yields, standard annual total returns, and nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

MONEY MARKET SUBACCOUNT YIELDS

         Advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a specific seven-day period (which period will be stated in the advertisements or sales literature) expressed as a percentage of the offering price of the Money Market Subaccount's units. Yield is an annualized figure, which means that it is assumed that the Money Market portfolio generates the same level of net income over a 52-week period.

         We compute the current annualized Money Market Subaccount yield in the manner required by the SEC by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical Subaccount under the Basic Contract having a balance of one unit of the Money Market Subaccount at the beginning of the period. We divide that net change in Subaccount value by the value of the hypothetical Subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in Subaccount value reflects (i) net income from the Money Market portfolio in which the hypothetical Subaccount invests; and (ii) charges and deductions imposed under the Basic Contract.

         The charges and deductions for the Basic Contract reflected in the yield calculation include the per unit charges for the Contract Fee, the mortality and expense risk charge and the asset-based administration charge for the Basic Contract. For purposes of calculating current yields for a Contract, we use an average per unit Contract Fee based on the quarterly deduction of the $7.50 Contract Fee.

         We calculate the current yield by the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

         Where:

         NCS      =          the net change in the value of the Money Market
                             portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.

         ES       =          per unit charges deducted from the hypothetical
                             Subaccount for the seven-day period.

         UV       =          the unit value for the first day of the seven-day
                             period.

         We may also disclose the "effective yield" of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.

         We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

                                              365/7
         Effective Yield = (1 + ((NCS-ES)/UV))      - 1

         Where:

         NCS      =          the net change in the value of the Money Market
                             portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.

         ES       =          per unit charges deducted from the hypothetical
                             Subaccount for the seven-day period.

         UV       =          the unit value for the first day of the seven-day
                             period.

         The Money Market Subaccount's yield is lower than the Money Market portfolio's yield because of Contract charges and deductions are deducted at the Subaccount level.

         The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of securities held by the Money Market portfolio and that portfolio's operating expenses. We may also present yields on amounts held in the Money Market Subaccount for periods other than a seven-day period.

         Yield calculations do not take into account any Withdrawal Charges or optional feature charges that we may assess.

         Based on the method of calculation described above, for the seven-day period ended December 31, 2000, the current yield and the effective yield for the Money Market Subaccount were as follows:

                    Current yield:           _.__%
                    Effective yield:         _.__%

OTHER SUBACCOUNT YIELDS

         Sales literature or advertisements may quote the current annualized yield of Subaccounts other than the Money Market for 30-day or one-month periods. The annualized yield of a Subaccount refers to net income that the Subaccount generates during a 30-day or one-month period and it assumes the same level of net income is generated over a 12-month period.

         We compute the annualized 30-day yield by:

                  1. Subtracting the Subaccount expenses for the period from the net investment income of the portfolio attributable to the Subaccount units;
                  2. Dividing 1. by the maximum offering price per unit on the last day of the period;
                  3. Multiplying 2. by the daily average number of units outstanding for the period;
                  4.       compounding that yield for a six-month period; and

                  5.       multiplying the result in 4. by 2.

         Expenses of the Subaccount include the quarterly Contract Fee, the asset-based administration charge and the mortality and expense risk charge of the Basic Contract. The yield calculation assumes that we deduct a Contract Fee of $7.50 at the end of each Contract quarter. For purposes of calculating the 30-day or one-month yield, we use an average Contract Fee based on the average Contract Value in the Subaccount to determine the amount of the charge for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

                                                         6
         Yield    =        2 X (((NI - ES)/(U X UV)) + 1)  - 1)

         Where:

         NI       =        net income of the portfolio for the 30-day or
                           one-month period attributable to the Subaccount's units.

         ES       =        charges deducted from the Subaccount for the 30-day
                           or one-month period.

         U        =        the average number of units outstanding.

         UV       =        the unit value at the close (highest) of the last
                           day in the 30-day or one-month period.

         The yield for the Subaccount is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.

         The yield on the amounts held in the Subaccounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding Subaccount's actual yield.

         Yield calculations do not take into account any Withdrawal Charge or optional feature charges that we may assess.

AVERAGE ANNUAL TOTAL RETURNS FOR THE SUBACCOUNTS

         Sales literature or advertisements may quote average annual total returns for the Subaccounts for various periods of time, calculated in a manner prescribed by the SEC. If we advertise total return for the Money Market Subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

         When a Subaccount has been in operation for 1, 5, and 10 years (or for a period covering the time the underlying portfolio has been available in the Separate Account), we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

         Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Basic Contract to the redemption value of that investment as of the last day of each of the periods. Each period's ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

         We calculate the standard average annual total returns for the Basic Contract using Subaccount unit values that we calculate on each business day based on the performance of the Subaccount's underlying portfolio, the deductions for the mortality and expense risk charge, the deductions for the asset-based administration charge and the quarterly Contract Fee. If an optional feature is the primary topic of an advertisement, then the standard average annual total return stated in the advertisement will reflect the charge for that feature. The calculation assumes that we deduct a Contract Fee of $7.50 per quarter per Contract at the end of each Contract quarter. For purposes of calculating average annual total return, we use an average per-dollar per-day Contract Fee attributable to the hypothetical Subaccount for the period. The calculation also assumes total withdrawal of the Contract at the end of the period for the return quotation and will take into account the 7-Year Withdrawal Charge applicable to the Basic Contract that we assess on certain withdrawals of Contract Value.

We calculate the standard total return by the following formula:

                                   1/N
         TR       =        ((ERV/P)   ) - 1

         Where:

         TR       =        the average annual total return net of Subaccount
                           recurring charges.

         ERV      =        the ending redeemable value (net of any
                           applicable Withdrawal Charge) of the hypothetical
                           Subaccount at the end of the period.

         P        =        a hypothetical initial payment of $1,000.

         N        =        the number of years in the period.

NON-STANDARD SUBACCOUNT TOTAL RETURNS

         Sales literature or advertisements may quote average annual total returns for the Subaccounts that do not reflect any Withdrawal Charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical Subaccounts for the period with an ending value for the period that does not take into account any Withdrawal Charges.

         We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

         CTR      =        (ERV/P) - 1

         Where:

         CTR      =        the cumulative total return net of Subaccount
                           recurring charges for the period.

         ERV      =        the ending redeemable value of the hypothetical
                           investment at the end of the period.

         P        =        a hypothetical single payment of $1,000.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

         Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception. The portfolio returns will be reduced by some or all of the fees and charges under the Basic Contract, may be reduced by some or all of the fees and charges for the optional features, and, if the portfolio issues several classes of shares, may be adjusted to reflect the current fees and charges of the class of shares in which the Contract invests. Such adjusted historic portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

         We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

EFFECT OF THE CONTRACT FEE ON PERFORMANCE DATA

         The Contract provides for the deduction of a $7.50 Contract Fee at the end of each Contract quarter from the Contract Value. We base it on the proportion that the value of each Subaccount or fixed account bears to the total Contract Value. For purposes of reflecting the Contract Fee in yield and total return quotations, we convert the Contract Fee into a per-dollar per-day charge based on the average Contract Value in the Separate Account of all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.

OTHER INFORMATION

         The following is a partial list of those publications that the Funds' advertising shareholder materials may cite as containing articles describing investment results or other data relative to one or more of the Subaccounts. They may cite other publications.

    Broker World                                Financial World
    Across the Board                            Advertising Age
    American Banker                             Barron's
    Best's Review                               Business Insurance
    Business Month                              Business Week
    Changing Times                              Consumer Reports
    Economist                                   Financial Planning
    Forbes                                      Fortune
    Inc.                                        Institutional Investor
    Insurance Forum                             Insurance Sales
    Insurance Week                              Journal of Accountancy
    Journal of the American Society of
       CLU & ChFC                               Journal of Commerce
    Life Insurance Selling                      Life Association News
    MarketFacts                                 Manager's Magazine
    National Underwriter                        Money
    Morningstar, Inc.                           Nation's Business

    New Choices (formerly 50 Plus)              New York Times
    Pension World                               Pensions & Investments
    Rough Notes                                 Round the Table
    U.S. Banker                                 VARDs
    Wall Street Journal                         Working Woman

                            HISTORIC PERFORMANCE DATA

GENERAL LIMITATIONS

         The figures below represent the past performance of the Subaccounts adjusted to reflect the fees and charges deducted under the Basic Visionary STAR-Registered Trademark- Contract and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses.

         The Funds have provided the portfolios' performance data. We derive the Subaccount performance data from the data that the Funds provide. None of the Funds is affiliated with IL Annuity. In preparing the tables below, IL Annuity relied on the Funds' data. While IL Annuity has no reason to doubt the accuracy of the figures provided by the funds, IL Annuity has not verified these figures.

SUBACCOUNT PERFORMANCE FIGURES FOR THE BASIC CONTRACT

         The following charts show the historical performance data for the Subaccounts since each portfolio became available to the Separate Account. If the Separate Account subsequently invested in a different class of portfolio shares that assessed a 12b-1 fee, underlying portfolio performance has been adjusted to reflect the 12b-1 fees for the entire period since the Separate Account first invested in the portfolio. If the underlying portfolio has been available in the Separate Account for less than one year, standardized and nonstandardized performance is not annualized.

         STANDARD AVERAGE ANNUAL TOTAL RETURNS FOR THE BASIC CONTRACT FOR PERIODS SINCE THE PORTFOLIO FIRST BECAME AVAILABLE TO THE SEPARATE ACCOUNT are as follows. These figures include: the daily deduction of a mortality and expenses charge at an annual rate of 0.80%; the daily deduction of an administrative expenses charge at an annual rate of 0.20%; the quarterly deduction of an administration charge of $7.50 adjusted for average account size; and the 7-Year Withdrawal Charge applicable to the Basic Contract.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       9

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       10

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

         NONSTANDARD AVERAGE ANNUAL TOTAL RETURNS FOR THE BASIC CONTRACT FOR PERIODS SINCE THE PORTFOLIO FIRST BECAME AVAILABLE TO THE SEPARATE ACCOUNT are as follows. These figures include: the daily deduction of a mortality and expenses charge at an annual rate of 0.80%; and the daily deduction of an administrative expenses charge at an annual rate of 0.20%.

         These figures do not reflect the quarterly deduction of an administration charge and the Withdrawal Charge which, if deducted, would reduce performance. Nonstandard performance data will only be disclosed if standard performance data for the required periods is also disclosed.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       11

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

STANDARD CUMULATIVE TOTAL RETURNS FOR THE BASIC CONTRACT FOR PERIODS SINCE THE PORTFOLIO FIRST BECAME AVAILABLE TO THE SEPARATE ACCOUNT are as follows. These figures include: the daily deduction of a mortality and expenses charge at an annual rate of 0.80%; the daily deduction of an annual administrative expenses charge at an annual rate of 0.20%; the quarterly deduction of an administration charge of $7.50 adjusted for average account size; and the 7-Year Withdrawal Charge applicable to the Basic Contract.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       13

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

         NONSTANDARD CUMULATIVE TOTAL RETURNS FOR THE BASIC CONTRACT FOR PERIODS SINCE THE PORTFOLIO FIRST BECAME AVAILABLE TO THE SEPARATE ACCOUNT are as follows. These figures include: the daily deduction of a mortality and expenses charge at an annual rate of 0.80%; and the daily deduction of the annual administrative expenses charge at an annual rate of 0.20%.

         These figures do not reflect the quarterly deduction of an administration charge and the Withdrawal Charge which, if deducted, would reduce performance. Nonstandard performance data will only be disclosed if standard performance data for the required periods is also disclosed.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       14

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       15

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE FIGURES

         The following tables show adjusted historic performance data for the Portfolios, including for periods before the Subaccounts began operations. It is based on the performance of each Portfolio since its operations began, adjusted to deduct some or all of the charges we currently assess under the Basic Contract.

         ADJUSTED HISTORIC AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS SINCE THE INCEPTION OF EACH PORTFOLIO (ASSUMING THE CONTRACT IS SURRENDERED) are as follows. These figures include: the daily deduction of the mortality and expenses charges at an annual rate of 0.80% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly); the daily deduction of the annual administrative expenses charge at an annual rate of 0.20% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly); the quarterly deduction of the administration charge of $7.50 adjusted for average account size; and the deduction of the 7-Year Withdrawal Charge applicable to the Basic Contract.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       16

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       17

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

         ADJUSTED HISTORIC AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS SINCE THE INCEPTION OF EACH PORTFOLIO (ASSUMING THE CONTRACT IS NOT SURRENDERED) are as follows. These figures include: the daily deduction of the mortality and expenses charge at an annual rate of 0.80% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly); and the daily deduction of the annual administrative expenses charge at the annual rate of 0.20% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly).

         These figures do not reflect the quarterly deduction of the administration charge and any Withdrawal Charge which, if deducted, would reduce performance.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       18

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

         ADJUSTED HISTORIC CUMULATIVE TOTAL RETURNS FOR PERIODS SINCE THE INCEPTION OF EACH PORTFOLIO (ASSUMING THE CONTRACT IS SURRENDERED) are as follows. These figures include: the daily deduction of the mortality and expenses charge at an annual rate of 0.80% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly); the daily deduction of the annual administrative expenses charge at an annual rate of 0.20% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly); the quarterly deduction of an administration charge of $7.50 adjusted for average account size; and the 7-Year Withdrawal Charge applicable to the Basic Contract.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------


                                       20

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

         ADJUSTED HISTORIC CUMULATIVE TOTAL RETURNS FOR PERIODS SINCE THE INCEPTION OF EACH PORTFOLIO (ASSUMING THE CONTRACT IS NOT SURRENDERED) are as follows. These figures include: the daily deduction of the mortality and expenses charges at an annual rate of 0.80% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly); and the daily deduction of the administrative expenses charge at an annual rate of 0.20% (except that, prior to the inception of the corresponding Subaccount, deductions are monthly).

         These figures do not reflect the quarterly deduction of the administration charge and the Withdrawal Charge which, if deducted, would reduce performance. Nonstandard performance data will only be disclosed if standard performance data for the required periods is also disclosed.

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                     %              %            %              %
   Small Capitalization (11/6/95)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (5/1/01)                                 %              %            %              %
   Founders International Equity (5/1/01)                      %              %            %              %
   Founders Passport (5/1/01)                                  %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP Dynamic Capital Appreciation (5/1/01)                   %              %            %              %
   VIP Equity Income (11/6/95)                                 %              %            %              %
   VIP Growth (11/6/95)                                        %              %            %              %
   VIP MidCap Growth (5/1/01)                                  %              %            %              %
   VIP Money Market (11/6/95)**                                %              %            %              %
   VIP Overseas (5/1/01)                                       %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUND II (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   VIP II Asset Manager (11/6/95)                              %              %            %              %
   VIP II Contrafund-Registered Trademark- (11/6/95)           %              %            %              %
   VIP II Index 500 (11/6/95)                                  %              %            %              %
   VIP II Investment Grade Bond (11/6/95)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   SoGen Overseas Variable (9/1/97)                            %              %            %              %
--------------------------------------------------------------------------------------------------------------------
JP MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (5/1/01)                                               %              %            %              %
   International Opportunities (5/1/01)                        %              %            %              %
   Small Company (5/1/01)                                      %              %            %              %
   US Disciplined Equity (5/1/01)                              %              %            %              %
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
--------------------------------------------------------------------------------------------------------------------
   AMT Mid-Cap Growth (5/1/00)                                 %              %            %              %
   AMT Socially Responsible (5/1/00)                           %              %            %              %
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   OCC Managed (11/6/95)                                       %              %            %              %
   OCC Science & Technology (5/1/01)                           %              %            %              %
   OCC Small Cap (11/6/95)                                     %              %            %              %
   OCC Target (5/1/01)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                    %              %            %              %
   Real Return Bond (5/1/00)                                   %              %            %              %
   Stocks PLUS Growth and Income (5/1/00)                      %              %            %              %
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                    %              %            %              %
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   RST Equity (9/1/97)                                         %              %            %              %
   RST Growth (9/1/97)                                         %              %            %              %
--------------------------------------------------------------------------------------------------------------------

                                       22

====================================================================================================================
                                                             1 Year        3 Years      5 Years      Inception of
                       Subaccount                            Ended          Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                  12/31/00      12/31/00      12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong International Stock Fund II (5/1/01)                 %             %             %              %
   Strong Mid Cap Growth Fund II (5/1/01)                      %             %             %              %
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/1/01)                         %             %             %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                 %              %            %              %
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                               %              %            %              %
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Emerging Markets (5/1/01)                                   %              %            %              %
   Real Estate (5/1/01)                                        %              %            %              %
   Worldwide Hard Assets (11/6/95)                             %              %            %              %
--------------------------------------------------------------------------------------------------------------------

*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

                              NET INVESTMENT FACTOR

         The Net Investment Factor is an index that measures the investment performance of a Subaccount from one Business Day to the next. Each Subaccount has its own Net Investment Factor, which may be greater or less than one. The Net Investment Factor for each Subaccount equals 1 plus the fraction obtained by dividing (a) by (b) where:

         (a)      is the net result of:

                  1. the investment income, dividends or income distributions (if the ex-dividend date occurred during the current valuation period), and capital gains, realized or unrealized, of the underlying portfolio credited at the end of the current Business Day; plus

                  2. the amount credited or released from reserves for taxes attributed to the operation of the Subaccount; minus

                  3. the capital losses, realized or unrealized, charged by the underlying portfolio at the end of the current Business Day, minus

                  4. any amount charged for taxes or any amount set aside during the Business Day as a reserve for taxes attributable to the operation or maintenance of the Subaccount; minus

                  5. the amount charged on that Business Day for daily Separate Account charges, which may include charges for optional features; and

         (b) is the value of the assets in the Subaccount at the end of the preceding Business Day, adjusted for allocations and transfers to, and withdrawals and transfers from the Subaccount occurring during that preceding Business Day.

Changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of the underlying portfolio shares because of the deduction of Separate Account charges.

                            VARIABLE ANNUITY PAYMENTS

         We determine the dollar amount of the first variable annuity payment in the same manner as that of a fixed annuity payment. Therefore, for any particular amount applied to a variable payout plan, the dollar amount of the first variable annuity payment and the first fixed annuity payment (assuming the fixed payment is based on the minimum guaranteed 3.0% interest rate) will be the same. Later variable annuity payments, however, will vary to reflect the net investment performance of the Subaccount(s) that you or the Annuitant select.

         Annuity units measure the net investment performance of a Subaccount for purposes of determining the amount of variable annuity payments. On the Annuity Start Date, we use the adjusted Contract Value for each Subaccount to purchase annuity units at the annuity unit value for that Subaccount. The number of annuity units in each Subaccount then remains fixed unless an exchange of annuity units is made as described below. Each Subaccount has a separate annuity unit value that changes each Business Day in substantially the same way as does the value of an accumulation unit of a Subaccount.

         We determine the dollar value of each variable annuity payment after the first by multiplying the number of annuity units of a particular Subaccount by the annuity unit value for that Subaccount on the Business Day immediately preceding the date of each payment. If the net investment return of the Subaccount for a payment period equals the pro-rated portion of the 3.0% annual assumed investment rate, then the variable annuity payment for that Subaccount for that period will equal the payment for the prior period. If the net investment return exceeds an annualized rate of 3.0% for a payment period, then the payment for that period will be greater than the payment for the prior period. Similarly, if the return for a period falls short of an annualized rate of 3.0%, then the payment for that period will be less than the payment for the prior period.

ASSUMED INVESTMENT RATE

         The discussion concerning the amount of variable annuity payments which follows this section is based on an assumed investment rate of 3.0% per year. Under the Contract, the you may choose an assumed interest rate of 3.0%, 4.0% or 5.0% at the time you select a variable payout plan. We use the assumed investment rate to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT OR ANY SUBACCOUNT.

AMOUNT OF VARIABLE ANNUITY PAYMENTS

         The amount of the first variable annuity payment to a payee will depend on the amount (I.E., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable annuity payment as of the Annuity Start Date, the annuity payout plan option selected, and the Annuitant's age and sex (if applicable). The Contracts contain tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon the 1983 Table A (promulgated by the Society of Actuaries) and an assumed investment rate of 3.0% per year.

         The portion of the first monthly variable annuity payment derived from a Subaccount is divided by the annuity unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units remain fixed during the annuity period, assuming that the Annuitant makes no exchanges of annuity units for annuity units of another Subaccount or to provide a fixed annuity payment.

         In any subsequent month, for any Contract, we determine the dollar amount of the variable annuity payment derived from each Subaccount by multiplying the number of annuity units of that Subaccount attributable to that Contract by the value of such annuity unit at the end of the valuation period immediately preceding the date of such payment.

         The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount(s) supporting the variable annuity payments, less an adjustment to neutralize the 3.0% assumed investment rate referred to above. Therefore, the dollar amount of variable annuity payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.0% per year. For example, for a Contract using only one Subaccount to generate variable annuity payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, then the first annuity payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Annuity Payments" in the Prospectus.)

ANNUITY UNIT VALUE

         We calculate the value of an annuity unit at the same time that we calculate the value of an accumulation unit and we base it on the same values for fund shares and other assets and liabilities. (See "Separate Account Value" in the Prospectus.) The annuity unit value for each Subaccount's first valuation period was set at $100. We calculate the annuity unit value for a Subaccount for each subsequent valuation period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

         (1) is the accumulation unit value for the current valuation period;
         (2) is the accumulation unit value for the immediately preceding valuation period;
         (3) is the annuity unit value for the immediately preceding valuation period; and
         (4) is a special factor designed to compensate for the assumed investment rate of 3.0% built into the table used to compute the first variable annuity payment.

         The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of several variable annuity payments based on one Subaccount.

                ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.       Accumulation unit value for current
            valuation period (1/1/00).....................................$11.15
2.       Accumulation unit value for immediately
            preceding valuation period (12/1/99)..........................$11.10
3.       Annuity unit value for immediately preceding
            valuation period (12/1/99)...................................$105.00
4.       Factor to compensate for the assumed
            investment rate of 3.0%.......................................0.9975
5.       Annuity unit value of current valuation
            period (1/1/00) ((1) / (2)) x (3) x (4)....................$105.2093

                    ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS

Annuity Start Date:  1/1/00

1.       Number of accumulation units at Annuity Start Date...............10,000
2.       Accumulation unit value .........................................$11.15
3.       Adjusted Contract Value (1)x(2)................................$111,500
4.       First monthly annuity payment per $1,000
            of adj. Contract Value.........................................$5.89
5.       First monthly annuity payment (3)x(4) / 1,000 ..................$656.74
6.       Annuity unit value ...........................................$105.2093
7.       Number of annuity units (5)/(6)..................................6.2422
8.       Assume annuity unit value for second month equal to.............$105.30
9.       Second monthly annuity payment (7)x(8)..........................$657.30
10.      Assume annuity unit value for third month equal to..............$104.90
11.      Third monthly annuity payment (7)x(10)..........................$654.81

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

         IL Annuity may substitute, eliminate, or combine shares of another portfolio for shares already purchased or to be purchased in the future. No substitution, elimination or combination of shares will take place without the prior approval of the SEC. In the event of any such substitution or change, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our separate accounts, Subaccounts may be combined or eliminated, or the assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contracts.

         [WE WILL CONTINUE TO PAY A LIVING BENEFIT UNDER THE VISIONARY STAR-REGISTERED TRADEMARK- CONTRACT ON PREMIUM PAYMENTS ALLOCATED TO AN ELIGIBLE SUBACCOUNT IF: THE PORTFOLIO UNDERLYING AN ELIGIBLE SUBACCOUNT CHANGES ITS INVESTMENT OBJECTIVE; WE DETERMINE THAT AN INVESTMENT IN THE PORTFOLIO UNDERLYING AN ELIGIBLE SUBACCOUNT IS NO LONGER APPROPRIATE IN LIGHT OF THE PURPOSES OF THE SEPARATE ACCOUNT; OR SHARES OF A PORTFOLIO UNDERLYING AN ELIGIBLE SUBACCOUNT ARE NO LONGER AVAILABLE FOR

INVESTMENT BY THE SEPARATE ACCOUNT AND WE ARE FORCED TO REDEEM ALL SHARES OF THE PORTFOLIO HELD BY THE ELIGIBLE SUBACCOUNT. (SEE THE PROSPECTUS OR YOUR CONTRACT.)]

RESOLVING MATERIAL CONFLICTS

         The Funds currently sell shares to registered separate accounts of insurance companies other than IL Annuity to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase some of the Funds to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the Funds. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests in owning a Contract whose Contract Value is allocated to the Separate Account and of persons owning Contracts whose Contract Values are allocated to one or more other separate accounts investing in any one of the Funds. There is also the possibility that a material conflict may arise between the interests of Contract Owners generally, or certain classes of Contract Owners, and participating qualified retirement plans or participants in such retirement plans.

         We currently do not foresee any disadvantages to you that would arise from the sale of Fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, each management of the Funds will monitor events related to their Fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such Fund offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various unaffiliated insurance companies.

         In addition, the management of the Funds will monitor the Funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate Fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the Funds to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the Separate Account's investment in such Funds, as appropriate. (See the individual Fund prospectuses for greater detail.)

                                  VOTING RIGHTS

         We determine the number of votes you may cast by dividing your Contract Value in a Subaccount by the net asset value per share of the Portfolio in which that Subaccount invests. For each Annuitant, we determine the number of votes attributable to a Subaccount by dividing the liability for future variable annuity payments to be paid from that Subaccount by the net asset value per share of the portfolio in which that Subaccount invests. We calculate this liability for future payments on the basis of the mortality assumptions. We use your selected assumed investment rate in determining the number of annuity units of that Subaccount credited to the Annuitant's Contract and annuity unit value of that Subaccount on the date that we determine the number of votes. As we make variable annuity payments to the Annuitant, the liability for future payments decreases as does the number of votes.

         We determine the number of votes available to you or an Annuitant as of the date coincident with the date that the Fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio's shareholders. We will solicit voting instructions by written communication prior to such meeting in accordance with the Fund's established procedures.

                          SAFEKEEPING OF ACCOUNT ASSETS

         We hold the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from our General Account assets and from the assets in any other separate account. We maintain records of all purchases and redemptions of portfolio shares held by each of the Subaccounts.

         An insurance company blanket bond covers our officers and employees. Travelers Casualty and Surety Company of America to Indianapolis Life Insurance Company and its various subsidiaries issue the bond. Our bond is in the amount of twenty million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

                                  SERVICE FEES

         We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range up to 0.25% and is based on the value of portfolio shares held for the Contract. We may also receive a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

                          DISTRIBUTION OF THE CONTRACTS

         IL Securities, Inc. ("IL Securities"), P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208, acts as a distributor for the Contracts. IL Securities is a wholly-owned subsidiary of IL Group, a company majority-owned by Indianapolis Life Insurance Company ("ILICo"). IL Securities is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.

         On February 18, 2000 American Mutual Holding Company ("AMHC") purchased a 45% ownership interest in IL Group. IL Group used the proceeds of such investment to repurchase in their entirety the ownership interests held by American United Life Insurance Company and Legacy Marketing Group. The purchase referenced above is part of a larger overall transaction which contemplates a combination of AMHC and ILICo. That transaction, which includes demutualization by ILICo, is subject to various governmental and other approvals.

         We offer the Contract to the public on a continuous basis. We anticipate continuing to offer the Contract, but we reserve the right to discontinue the offering. Agents who sell the Contract are licensed by applicable state insurance authorities to sell the Contract and are registered representatives of IL Securities or broker-dealers having selling agreements with IL Securities or broker-dealers having selling agreements with such broker-dealers.

         We may pay sales commissions to broker-dealers up to an amount equal to 7.2% of the Premium Payments paid under a Contract. We may also pay asset-based trailer commissions of up to 1.25%. We may pay up to 2.50% of Premium Payments to IL Securities to compensate it for certain distribution expenses. We expect the broker-dealers to compensate sales representatives in varying amounts from these commissions. We may pay other distribution expenses such as production incentive bonuses, an agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contract other than those described in the prospectus under "Fees and Charges." IL Securities received and retained $_________ in underwriting commissions during the fiscal year 2000, $1,169,543.11 in underwriting commissions in fiscal year 1999, and $1,588,498.71 in fiscal year 1998.

                                  LEGAL MATTERS

         Janis B. Funk, Vice President Law of the Indianapolis Life Insurance Company, has passed upon all matters relating to [KANSAS] law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                     EXPERTS

         The balance sheets of IL Annuity and Insurance Company as of December 31, 2000 and 1999 and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2000, and the statement of net assets of IL Annuity and Insurance Co. Separate Account 1 as of December 31, 2000, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, appearing in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on their authority as experts in accounting and auditing.

                                OTHER INFORMATION

         We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contract discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contract and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)       FINANCIAL STATEMENTS
          All required financial statements are included in Part B of this Registration Statement.

(b)       EXHIBITS
  (1) Certified resolution of the Board of Directors of IL Annuity and Insurance Company (the "Company") authorizing establishment of IL Annuity and Insurance Co. Separate Account 1 (the "Separate Account").(2/)
  (2)     Not applicable.
  (3)(a) Form of Distribution Agreement among the Company, the Separate Account and IL Securities, Inc. ("IL Securities").(2/)
     (b) Form of Sales Agreement among the Company, IL Securities, Inc. and a broker-dealer.(2/)
     (c)  [AMENDMENTS]
  (4)(a) Form of Contract for the Visionary STAR-Registered Trademark- Flexible Premium Deferred Variable Annuity.(6/)
     (b)  Form of Qualified Plan Endorsement.(7/)
     (c)  Form of IRA Endorsement.(7/)
     (d)  Form of Qualified 403(b) Annuity Endorsement.(7/)
     (e)  Form of Roth IRA Endorsement.(7/)
  (5) Form of Application for the Visionary STAR-Registered Trademark-Flexible Premium Deferred Variable Annuity.(7/)
  (6)(a)  Articles of Incorporation of IL Annuity and Insurance Company.(3/)
     (b)  By-Laws of IL Annuity and Insurance Company.(3/)
  (7)     Not Applicable.
  (8)(a) Form of Participation Agreement among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation and IL Annuity and Insurance Company.(2/)
     (b) Form of Participation Agreement among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation and IL Annuity and Insurance Company.(2/)
     (c) Form of Participation Agreement among Van Eck Worldwide Insurance Investment Trust, Van Eck Associates Corporation and IL Annuity and Insurance Company.(2/)
     (d) Form of Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.(2/)
     (e) Form of Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.(2/)
     (f) Form of Participation Agreement among Quest for Value Accumulation Trust, Quest for Value Distributors and IL Annuity and Insurance Company.(2/)

     (g) Form of Participation Agreement among The Alger American Fund, Fred Alger & Company, Incorporated and IL Annuity and Insurance Company.(2/)

     (h) Participation Agreement among Royce Capital Fund, Royce & Associates, Inc. and IL Annuity and Insurance Company.(1/)

     (i) Trust Participation Agreement among SAFECO Resource Series Trust, SAFECO Asset Management Company, and IL Annuity and Insurance Company.(1/)

     (j) Participation Agreement among SoGen Variable Funds, Inc., Societe Generale Securities Corporation, and IL Annuity and Insurance Company.(1/)

     (k) Amendment to Trust Participation Agreement among SAFECO Resource Series Trust, SAFECO Asset Management Company, and IL Annuity and Insurance Company.(4/)

     (l) Participation Agreement among Neuberger Berman Advisers Management Trust, Advisers Managers Trust, Neuberger Berman Management Inc. and IL Annuity and Insurance Company.(5/)

     (m) Participation Agreement among IL Annuity and Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.(5/)

     (n) Amendment to Form of Participation Agreement among OCC Accumulation Trust, OCC Distributors and IL Annuity and Insurance Company.(6/)

     (o) Form of Participation Agreement among J.P. Morgan Series Trust II and IL Annuity and Insurance Company.(6/)

     (p) [FORM OF PARTICIPATION AGREEMENT AMONG DREYFUS FOUNDERS AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (q) [FORM OF PARTICIPATION AGREEMENT AMONG STRONG CAPITAL AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (r) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT BETWEEN SAFECO RESOURCE SERIES TRUST, SAFECO ASSET MANAGEMENT COMPANY AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (s) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT BETWEEN SOGEN VARIABLE FUNDS, INC., SOCIETE GENERALE SECURITIES CORPORATION, AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (t) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT AMONG T. ROWE PRICE INTERNATIONAL SERIES, INC., T. ROWE PRICE INVESTMENT SERVICES, INC. AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (u) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT AMONG T. ROWE PRICE FIXED INCOME SERIES, INC., T. ROWE PRICE INVESTMENT SERVICES, INC. AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (v) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT BETWEEN FIDELITY VARIABLE INSURANCE PRODUCTS FUND, FIDELITY DISTRIBUTORS CORPORATION AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (w) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT BETWEEN FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, FIDELITY DISTRIBUTORS CORPORATION AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

     (x) [AMENDMENT TO ADD VISIONARY STAR-Registered Trademark- TO CURRENT PARTICIPATION AGREEMENT BETWEEN THE ALGER AMERICAN FUND, FRED ALGER & COMPANY, INCORPORATED AND IL ANNUITY AND INSURANCE COMPANY.(7/)]

  (9)     Opinion and Consent of Janis B. Funk, Esq.(7/)

 (10)(a)  Consent of Sutherland Asbill & Brennan LLP.(7/)

     (b)  Consent of Ernst & Young LLP.(7/)
 (11)     No financial statements will be omitted from Item 23.
 (12)     Not applicable.
 (13)     Schedule of Performance Computations.(7/)
 (14)     Not applicable.
 (15)     Powers of Attorney.(2/)(6/)

------------------------

(1/)   Incorporated herein by reference to registrant's Post-Effective
Amendment No. 5 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on August 8, 1997 (File No. 33-89028).

(2/)   Incorporated herein by reference to registrant's Post-Effective
Amendment No. 6 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on April 30, 1998 (File No. 33-89028).

(3/)   Incorporated herein by reference to registrant's Post-Effective
Amendment No. 7 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on March 1, 1999 (File No. 33-89028).

(4/)   Incorporated herein by reference to registrant's Post-Effective
Amendment No. 8 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on April 28, 1999 (File No. 33-89028).

(5/)   Incorporated herein by reference to registrant's Post-Effective
Amendment No. 9 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on February 11, 2000 (File No. 33-89028).

(6/)   Filed herewith.

(7/)   To be filed by subsequent amendment.


ITEM 25.  DIRECTORS AND OFFICERS OF IL ANNUITY AND INSURANCE COMPANY

NAME AND PRINCIPAL BUSINESS ADDRESS*                 POSITION AND OFFICE WITH DEPOSITOR
------------------------------------                 ----------------------------------
Larry R. Prible                                      Chairman of the Board and Director
Garrett P. Ryan                                      President, Chief Executive Officer and
                                                     Director
Lisa Foxworthy-Parker                                Secretary-Treasurer
John J. Fahrenbach                                   Director
Richard T. Freije, Jr.                               Director
Larry A. Halbach                                     Director
Stephen J. Shorrock**                                Director
Richard G. Darragh                                   Controller
Rebecca Rissen                                       Assistant Secretary

* Unless otherwise indicated, the principal business address is 2960 North Meridian Street, Indianapolis, Indiana 46208.

** Principal business address is 65 Froehlich Farm Blvd., Woodbury, NY
11797-9847.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                                                        Percent of Voting
Name                          Jurisdiction              Securities Owned           Principal Business
----                          ------------              ----------------           ------------------
Indianapolis Life             Indiana                   Mutual Company             Life & Health
   Insurance Company*                                                              Insurance
   ("Indianapolis Life")

American Mutual               Iowa                      Mutual Company             Holding Company
   Holding Company
   ("American Mutual")

The Indianapolis Life Group   Indiana                   Indianapolis Life (100%)   Holding Company
of Companies, Inc.                                        (55% Equity)
   ("The Indianapolis Group")                           American Mutual
                                                          (45% Equity)

IL Securities, Inc.           Indiana                   All voting securities      Broker/Dealer
                                                        owned by The
                                                        Indianapolis Group

IL Annuity and Insurance      Kansas                    All voting securities      Life & Health
  Company*                                              owned by The               Insurance
                                                        Indianapolis Group

Bankers Life Insurance        New York                  All voting securities      Life & Health
   Company of New York*                                 owned by The               Insurance
                                                        Indianapolis Group

Western Security Life         Arizona                   All voting securities      Life & Health
   Insurance Company*                                   owned by The               Insurance
                                                        Indianapolis Group

* Files separate statutory-basis Financial Statements.

ITEM 27.  NUMBER OF CONTRACTOWNERS IN SEPARATE ACCOUNT

     As of December 31, 2000, there were a total of 1614 Visionary Contracts in force -- 502 non-qualified and 1112 qualified and a total of 6547 Visionary Choice Contracts in force -- 2546 non-qualified and 4001 qualified. No Visionary STAR-Registered Trademark- Contracts have been sold.

ITEM 28.  INDEMNIFICATION

     The By-Laws of IL Annuity and Insurance Company provide, in Article X, as follows:

                                    ARTICLE X
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Any director or officer or his legal representative shall be indemnified by the Company against reasonable expenses including the cost of any settlement and counsel fees paid or incurred in connection with any action, suit or proceeding to which any such director or officer or his legal representative may be made a party by reason of his being or having been such director or officer, provided it shall not be determined by a final determination thereof on the merits that such director or officer was in any substantial way derelict in the performance of his duties, or provided that such action, suit or proceeding shall be settled without a final determination on the merits and it shall be determined that such officer or director had not in any substantial way been derelict in the performance of his duties as charged therein, such determination to be made by a majority of the members of the Board of Directors who were not parties to such action, suit or proceedings, though less than a quorum, or by any one or more disinterested persons to whom the question may be referred by the Board of Directors. The foregoing right of indemnification shall not be exclusive of any other rights to which any director or officer may be entitled as a matter of law or which may be lawfully granted to him.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) IL Securities, Inc. is the registrant's principal underwriter. It is also the principal underwriter for Bankers Life Insurance Company of New York Separate Account 1.

(b) Officers and Directors of IL Securities, and their addresses, are as follows:

NAME AND PRINCIPAL BUSINESS ADDRESS*             POSITIONS AND OFFICES WITH THE UNDERWRITER
-----------------------------------              ------------------------------------------
Larry R. Prible                                  Chairman of the Board
Garrett P. Ryan                                  Chief Executive Officer and Director
Daniel J. LaBonte                                President
Lisa Foxworthy-Parker                            Secretary-Treasurer
John J. Fahrenbach                               Director
Richard T. Freije, Jr.                           Director
Larry A. Halbach                                 Director
Stephen J. Shorrock                              Director

*  All of the persons listed above have as their principal business address:
P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208.

(c)(1)              (2)                     (3)                  (4)                (5)
Name of        Net Underwriting
Principal      Discounts and           Compensation on       Brokerage
Underwriter    Commissions             Redemption            Commissions        Compensation
-----------    -----------             ---------------       -----------        ------------

IL Securities,     [TO BE PROVIDED
   Inc.              BY AMENDMENT]

Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into a selling agreement with the principal underwriter, or broker-dealers having selling agreements with such broker-dealers with respect to the sales of the Visionary, Visionary Choice and Visionary STAR-Registered Trademark- Contracts.

ITEM 30.  LOCATION OF BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by IL Annuity and Insurance Company at its home office at 2960 North Meridian Street, Indianapolis, Indiana 46208.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contract offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to IL Annuity and Insurance Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

     (d) The Company represents that in connection with its offering of the contract as funding vehicle for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) The Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, IL Annuity and Insurance Co. Separate Account 1, has caused this registration statement to be signed on its behalf, in the City of Indianapolis, and the State of Indiana, on this 1st day of February, 2001.

                                    IL ANNUITY AND INSURANCE CO.
                                    SEPARATE ACCOUNT 1 (Registrant)


Attest:   /s/ Janis B. Funk         By:     /s/ Garrett P. Ryan
          -----------------                 -------------------
          Janis B. Funk                     Garrett P. Ryan
                                            President

                                    By:     IL ANNUITY AND INSURANCE COMPANY (Depositor)


Attest:   /s/ Janis B. Funk         By:     /s/ Garrett P. Ryan
          -----------------                 -------------------
          Janis B. Funk                     Garrett P. Ryan
                                            President

     As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                               Title                    Date
       ---------                               -----                    ----
___________________________*         Chairman of the Board and     February 1, 2001
Larry R. Prible                      Director


___________________________*         President, Chief Executive    February 1, 2001
Garrett P. Ryan                      Officer and Director


___________________________*         Secretary - Treasurer         February 1, 2001
Lisa Foxworthy-Parker                (Principal Financial Officer)


___________________________*         Controller                    February 1, 2001
Richard G. Darragh                   (Chief Accounting Officer)




                                      C-8

___________________________*         Director                      February 1, 2001
John J. Fahrenbach

___________________________*         Director                      February 1, 2001
Richard T. Freije, Jr.

___________________________*         Director                      February 1, 2001
Larry A. Halbach

___________________________*         Director                      February 1, 2001
Stephen J. Shorrock






/s/ Janis B. Funk       On February 1, 2001, as Attorney-in-Fact pursuant
-------------------     to powers of attorney filed herewith.
* By Janis B. Funk

                                  EXHIBIT INDEX


Exhibit 4(a) Form of Contract for the Visionary STAR-Registered Trademark-Flexible Premium Deferred Variable Annuity

Exhibit 8(n) Amendment to Form of Participation Agreement among OCC Accumulation Trust, OCC Distributors and IL Annuity and Insurance Company

Exhibit 8(o) Form of Participation Agreement among J.P. Morgan Series Trust II and IL Annuity and Insurance Company

Exhibit 15         Powers of Attorney